Exhibit 2.2

EXECUTION COPY

TRANSACTION AGREEMENT

by and among

ATLAS ENERGY, INC.,

ATLAS ENERGY RESOURCES, LLC,

ATLAS PIPELINE HOLDINGS, L.P.

and

ATLAS PIPELINE HOLDINGS GP, LLC

Dated as of November 8, 2010

ARTICLE IV

THE CLOSING

4.1	Closing	40
4.2	Deliveries by Atlas to AHD	40
4.3	Deliveries by AHD to Atlas or ATN	42
4.4	Proceedings at Closing	43

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ATLAS

5.1	Organization and Qualification	44
5.2	Capitalization	44
5.3	Authority Relative to This Agreement	45
5.4	Consents and Approvals; No Violations	45
5.5	No Default	46
5.6	Title to Drilling Partnership Equity Interests	46
5.7	Absence of Certain Changes or Events	46
5.8	Litigation	46
5.9	Permits	46
5.10	Brokers	46
5.11	Sufficiency of Assets	46
5.12	Tax Representations and Warranties	47
5.13	Financial Information	47
5.14	Environmental Matters	47
5.15	Oil and Gas Matters	48
5.16	No Other Representations or Warranties	48

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF AHD

6.1	Organization and Qualification	48
6.2	Authority Relative to This Agreement; Approval; Opinion of Financial Advisor	49
6.3	Consents and Approvals; No Violations	49
6.4	Broker’s Fees	50
6.5	Capitalization	50
6.6	New AHD Common Units	50
6.7	No Other Representations or Warranties	50

ARTICLE VII

COVENANTS

7.1	Efforts	51
7.2	Further Assurances	52
7.3	Conduct of Transferred Business	52
7.4	Public Announcements	53
7.5	Termination of Intercompany Agreements; Intercompany Accounts	54
7.6	Use of Names, etc.	54
7.7	Information Statements	55
7.8	Confidentiality	56
7.9	Oil and Gas Matters	58
7.10	Insurance Matters	58
7.11	Ancillary Agreements	59
7.12	AHD Non-hire/Non-interference	59
7.13	Atlas Non-hire/Non-interference	60
7.14	Indemnification; Directors and Officers	61
7.15	Certain Joint HBP Interests	62
7.16	Drilling Arrangements	63

ARTICLE VIII

ACCESS TO INFORMATION

8.1	Access to Books and Records Prior to Closing	64
8.2	Agreement for Exchange of Information; Archives	64
8.3	Ownership of Information	65
8.4	Compensation for Providing Information	65
8.5	Record Retention	65
8.6	Other Agreements Providing for Exchange of Information	66
8.7	Production of Witnesses; Records; Cooperation	66
8.8	Privileged Matters	67
8.9	Joint Defense Agreements	68
8.10	Modification of Definition of Merger Agreement and Merger	69

ARTICLE IX

TAX MATTERS

9.1	Payment of Taxes	69
9.2	Cooperation	69
9.3	Tax Effect of Indemnification Payments	70
9.4	Survival of Obligations	70

ARTICLE X

CONDITIONS TO OBLIGATIONS TO CLOSE

10.1	Conditions to Each Party’s Obligation to Effect the Transactions	70
10.2	Conditions to the Obligations of AHD and AHD GP	71
10.3	Conditions to the Obligations of Atlas	71
10.4	Frustration of Closing Conditions	72

ARTICLE XI

TERMINATION

11.1	Termination	72
11.2	Effect of Termination	73

ARTICLE XII

SURVIVAL AND INDEMNIFICATION

12.1	Survival Periods	73
12.2	Indemnification by Atlas	74
12.3	Indemnification by AHD	74
12.4	Third-Party Claims	75
12.5	Limitations	75
12.6	Mitigation; Additional Indemnification Provisions	76
12.7	Exclusive Remedies	77

ARTICLE XIII

MISCELLANEOUS

13.1	Notices	77
13.2	Interpretation	78
13.3	Amendment	78
13.4	Extension; Waiver	78
13.5	Counterparts	79
13.6	Entire Agreement; Third-Party Beneficiaries	79
13.7	Severability	79
13.8	Assignment	79
13.9	Governing Law	80
13.10	Exclusive Jurisdiction for Disputes	80
13.11	WAIVER OF JURY TRIAL	80
13.12	Specific Performance	80
13.13	Expenses	80
13.14	Obligations of Atlas	81
13.15	Alternative Structure	81

Exhibit A	Form of Second Amended and Restated AHD LPA
Exhibit B	Form of New AHD Equity Plan
Exhibit C	Form of Second Amended and Restated Limited Liability Company Agreement of AHD GP
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Pennsylvania Operating Services Agreement
Exhibit F	Form of Michigan Operating Services Agreement
Exhibit G	Form of Petro-Technical Operating Services Agreement

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated as of November 8, 2010, is by and among Atlas Energy, Inc., a Delaware corporation (“Atlas”), Atlas Energy Resources, LLC, a Delaware limited liability company (“ATN”), Atlas Pipeline Holdings, L.P., a Delaware limited partnership (“AHD”), and Atlas Pipeline Holdings GP, LLC, a Delaware limited liability company and the general partner of AHD (“AHD GP”). Atlas, ATN, AHD and AHD GP are referred to individually as a “Party” and collectively, as the “Parties.”

Unless otherwise indicated, capitalized terms used herein have the respective meanings set forth in Sections 1.1 and 1.2.

RECITALS

WHEREAS, Atlas and certain of its Subsidiaries (Subsidiaries of Atlas, other than the Pipeline Subsidiaries, the “Atlas Subsidiaries”) are engaged in, among other things, the Transferred Business (as defined below);

WHEREAS, subject to the terms and conditions hereof, the Parties desire that Atlas and the applicable Atlas Subsidiaries sell, assign and transfer to AHD, and that AHD purchase and acquire from Atlas and such Atlas Subsidiaries, all of the right, title and interest of Atlas and such Atlas Subsidiaries in, to and under the Purchased Equity Interests and the Purchased Assets, and that AHD assume the Assumed Liabilities (the “Sale”);

WHEREAS, Atlas currently owns all of the equity interests in AHD GP and a majority of the AHD Common Units;

WHEREAS, subject to the terms and conditions hereof, (a) concurrently with the Sale, Atlas will contribute all of its equity interest in AHD GP to AHD (the “AHD GP Contribution”) and (b) immediately thereafter, distribute all of the AHD Common Units held by Atlas, including the New AHD Common Units issued to Atlas pursuant to this Agreement, to the Atlas stockholders pursuant to a special distribution (the “AHD Distribution”);

WHEREAS, subject to the terms and conditions hereof, concurrently with the execution and delivery hereof, Atlas, as the holder of a majority of the outstanding AHD Common Units, is providing its approval by written consent for the AHD LPA Amendment and the New AHD Equity Plan Adoption, each to be effective concurrently with the Sale (the “Written Consent”);

WHEREAS, subject to the terms and conditions hereof, concurrently with the Sale, AHD will repay all amounts outstanding under the Amended, Restated and Consolidated Promissory Note, dated July 19, 2010 (the “AHD Promissory Note”), issued by AHD to Atlas (the “AHD Note Repayment”);

WHEREAS, subject to the terms and conditions hereof, each of the Sale, the AHD GP Contribution, the AHD LPA Amendment, the New AHD Equity Plan Adoption, the AHD Distribution and the AHD Note Repayment (collectively, the “Transactions”) are to occur prior to the Merger (as defined below) contemplated by an Agreement and Plan of Merger (as it may be amended, supplemented or restated and in effect from time to time, the “Merger Agreement”), executed and delivered concurrently with the execution and delivery of this Agreement, by and among Atlas, Chevron Corporation (“Chevron”) and Arkhan Corporation (“Merger Sub”), pursuant to which, among other things, California shall, subject to the terms and conditions thereof, acquire Atlas by means of a merger of Merger Sub with and into Atlas (the “Merger”);

WHEREAS, concurrently with the execution and delivery of this Agreement, (i) ATN, AHD and AHD GP are entering into an employee matters agreement (the “Employee Matters Agreement”) and (ii) certain of the Purchased Entities and a Subsidiary of Chevron are entering into a gas marketing agreement (the “Gas Marketing Agreement”);

WHEREAS, the AHD Special Committee has considered this Agreement and the transactions contemplated by this Agreement and, at a meeting duly called and held, has, by unanimous vote of all of its members, determined that this Agreement and the transactions contemplated hereby are fair and reasonable to AHD, and in the best interests of AHD and the Unaffiliated Unitholders, and recommended that the board of directors of AHD GP approve AHD’s execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, the board of directors of AHD GP (the “AHD Board”) has considered this Agreement and the transactions contemplated hereby and, at a meeting duly called and held, after considering the recommendations of the AHD Special Committee, has determined that this Agreement and the transactions contemplated hereby are fair and reasonable to AHD, and in the best interests of AHD and the Unaffiliated Unitholders, and has approved AHD’s execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Acquired LMM Interest” shall have the meaning set forth in the Laurel Mountain Purchase Agreement.

“Action” shall mean any action, claim, suit, arbitration, litigation, proceeding or investigation by or before any Governmental Entity.

“Additional Costs” shall mean the sum of the New Hedge Contract Costs (if any) and the AHD Expense Payments (if any).

“Affiliate” shall mean, with respect to any Person, another Person that directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person. The Parties agree that, for purposes of this Agreement, from and after the date hereof, no member of the Atlas Group shall be deemed to be an Affiliate of any member of the AHD Group, and no member of the AHD Group shall be deemed to be an Affiliate of any member of the Atlas Group.

“AHD Common Units” shall mean “Common Units” (as defined in the AHD LPA).

“AHD Group” shall mean the Pipeline Subsidiaries, the Purchased Entities and the Drilling Partnerships.

“AHD Limited Partners” shall mean “Limited Partners” (as defined in the AHD LPA).

“AHD LPA” shall mean the limited partnership agreement of AHD, as it may be amended, supplemented or restated and in effect from time to time.

“AHD Post-Closing Business” shall mean (i) the Transferred Business and (ii) all other businesses and operations conducted by or on behalf of any Pipeline Subsidiary prior to the Closing.

“AHD Special Committee” shall mean the Special Conflicts Committee of the AHD Board, which is comprised solely of members of the AHD GP Board who meet the requirements of the definition of “Conflicts Committee” in the AHD LPA, formed to consider the transactions contemplated by this Agreement.

“AHD Transfer Agent” shall mean the transfer agent for the AHD Common Units.

“APL” shall mean Atlas Pipeline Partners, L.P., a Delaware limited partnership.

“APL GP” shall mean Atlas Pipeline Partners GP, LLC, a Delaware limited liability company and the general partner of APL.

“Approvals or Notifications” shall mean any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any third-party Person, including any Governmental Entity.

“Atlas Common Stock” shall mean the common stock, par value $0.01 per share, of Atlas.

“Atlas Disclosure Letter” shall mean the disclosure letter delivered by Atlas to AHD and AHD GP as of the date hereof.

“Atlas Group” shall mean Atlas and the Atlas Subsidiaries (other than any member of the AHD Group).

“Atlas Name and Atlas Marks” shall mean the names or marks of Atlas or any of the Atlas Subsidiaries as of the date hereof, including “Atlas,” either alone or in combination with other words and all marks, trade dress, logos, monograms, domain names and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words.

“Atlas Name Materials” shall mean all materials bearing any of the Atlas Name and Atlas Marks, including all products, inventory, advertising and promotional materials and other publicly disseminated information.

“Atlas Post-Closing Business” shall mean all businesses and operations conducted by the Atlas Group prior to the Closing, other than the AHD Post-Closing Business.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Cash Adjustment Items” shall mean, without duplication, (i) all Liabilities in respect of funds raised from Third Party Drilling Partnership Limited Partners to drill Wells of the Drilling Partnerships of the type described as “Liabilities associated with drilling contracts on the referenced balance sheet” on the Reference Cash Amount Statement, (ii) all undistributed production profits (including suspense payments) included within accounts payable that are attributable to Third Party Drilling Partnership Limited Partners of the type described as “Undistributed production profits (including suspense amounts) included within accounts payable on the referenced balance sheet” on the Reference Cash Amount Statement, (iii) all accrued Well drilling costs that are attributable to Third Party Drilling Partnership Limited Partners of the type described as “Accrued well drilling costs included on the referenced balance sheet associated with third party limited partners of the drilling partnerships” on the Reference Cash Amount Statement and (iv) all accrued Well drilling costs that are attributable to Third Party Drilling Partnership Limited Partners that are included within accounts payable of the type described as “Accrued well drilling costs associated with third party limited partners of the drilling partnerships included within accounts payable on the referenced balance sheet” on the Reference Cash Amount Statement (it being understood that (x) the Cash Adjustment Items shall not include any amounts attributable to Hedges and (y) in the event of a conflict between the foregoing descriptions of the items in clauses (i) through (iv) and the amounts shown on the Reference Cash Amount Statement in respect of such items, the foregoing descriptions shall control).

“Cash Amount” shall mean an amount in cash equal to the absolute value of the sum, without duplication, of all Cash Adjustment Items as of the open of business on the Closing Date.

“Change” shall have the meaning set forth in the definition of “Material Adverse Effect”.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” shall mean that certain commitment letter, dated as of the date hereof, between Citibank, N.A. and AHD.

“Constituent Documents” shall mean, with respect to any Person, its certificate or articles of incorporation, bylaws, partnership or limited liability company agreement and any equivalent other organizational documents of such Person as currently in effect.

“Contract” shall mean any contract, agreement, license, note, bond, mortgage, indenture, commitment or other instrument or obligation.

“Control” shall have the meaning set forth in the definition of “Subsidiary.”

“Crown JV” shall mean Crown Drilling of Pennsylvania, LLC, a Pennsylvania limited liability company.

“Delaware Act” shall mean the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. § 17-101, et seq., as amended.

“Drilling Partnership” shall mean any Drilling Partnership Entity or Drilling Partnership Arrangement.

“Drilling Partnership Arrangement” shall mean any arrangement that is listed in Section 1.1(a)(1)(y) of the Atlas Disclosure Letter.

“Drilling Partnership Business” shall mean the business of (i) forming, selling interests in, investing in, and managing the Drilling Partnerships and any other partnerships or arrangements similar in nature to the Drilling Partnerships (but specifically excluding Atlas America, LLC’s participation and development agreement with Reliance Marcellus, LLC and any other partnerships or arrangements similar in nature thereto), created with the purpose of funding and undertaking the drilling and operation of Wells and selling Hydrocarbons extracted therefrom, and (ii) undertaking the drilling of Wells of such partnerships and matters related thereto, the subsequent ownership, operation and disposition of such Wells, and the production, gathering, processing, storage, disposition and transportation of such Hydrocarbons and matters related thereto, in each of cases (i) and (ii), as conducted by Atlas or any Atlas Subsidiary (including any Purchased Entity) with respect to the Drilling Partnerships and any other partnerships or arrangements similar in nature to the Drilling Partnerships (but specifically excluding Atlas America, LLC’s participation and development agreement with Reliance Marcellus, LLC and any other partnerships or arrangements similar in nature thereto).

“Drilling Partnership Entity” shall mean any partnership that is listed in Section 1.1(a)(1)(x) of the Atlas Disclosure Letter.

“Environmental Laws” shall mean all applicable and legally enforceable federal, State, local, foreign and common laws and regulations relating to pollution or protection of human health or the environment, including laws relating to the exposure to, or Releases or threatened Releases of, Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

“Equipment” shall mean all apparatus, materials, computers and other electronic data processing and communications equipment, furniture, automobiles, trucks, tractors, trailers, motor vehicles, tools and other tangible personal property and fixtures.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Taxes” shall mean (i) any Taxes of or relating to the Purchased Entities, the Purchased Assets or the Assumed Liabilities for or attributable to the Pre-Closing Tax Period, including any Property Taxes (but not any income Taxes of Atlas or any member of the Atlas Group (other than the Purchased Entities)), and (ii) any Transfer Taxes to the extent such Taxes are the responsibility of Atlas pursuant to Section 9.1. For purposes of this Agreement, in the case of any Straddle Period, (A) Property Taxes for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and (B) Taxes (other than Property Taxes) for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

“Exclusively Related to the Transferred Business” shall mean exclusively related to or used exclusively in the Transferred Business, as conducted by Atlas and the Atlas Subsidiaries (including any Purchased Entity).

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Entity” shall mean any supranational, national, State, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission, including the SEC, any State attorney general or other governmental or regulatory authority or instrumentality, self-regulatory authority or arbitral or similar forum.

“GP Drilling Obligations” shall mean all Liabilities of Atlas or any of the Atlas Subsidiaries to make capital contributions for drilling and completion expenditures related to Drilling Partnerships.

“Group” shall mean the Atlas Group or the AHD Group, as the context requires.

“Hazardous Materials” shall mean all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, or any other hazardous or toxic materials subject to investigation or remediation, or that could give liability under, any Environmental Law.

“Hedges” shall mean interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements, including any such agreements or arrangements intended to benefit from or reduce or eliminate the risk of fluctuations in the price of Hydrocarbons or other commodities.

“Hydrocarbons” shall mean crude oil, natural gas condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or other substances (including minerals) produced, processed or associated therewith.

“Indebtedness” means any liability of Atlas or any Atlas Subsidiary (including any Purchased Entity), whether or not contingent, (i) in respect of borrowed money, (ii) evidenced by a note, bond, debenture or other similar security, (iii) in respect of any lease that has been accounted for as a capital lease on the balance sheet of Atlas or any Atlas Subsidiary (including any Purchased Entity), as applicable, prepared in accordance with GAAP, (iv) representing the deferred and unpaid purchase price of any property or services, but excluding ordinary course current trade payables, (v) relating to any accrued interest, fees, expenses, premiums or penalties in respect of any of the foregoing that may become payable as a result of the consummation of the transactions contemplated by this Agreement or the Merger Agreement, assuming the full repayment of all such Indebtedness and (vi) any obligations referred to in clauses (i) through (v) above of any Person which is either guaranteed by, or secured by an encumbrance upon any property or asset owned by, Atlas or any Atlas Subsidiary (including any Purchased Entity).

“Information” shall mean information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

“Intellectual Property” shall mean (i) all trade secrets and confidential processes, know how and information; (ii) patents, patent applications, and statutory invention registrations, including any continuations, divisionals, continuations-in-part, renewals, substitutions, extensions, re-examinations and reissues for any of the foregoing; (iii) copyrights and copyrightable subject matter, and registrations and applications for any of the foregoing; (iv) trademarks, service marks, trade names, service names, trade dress, logos, slogans, and other similar designations of source or origin, together with the goodwill associated with any of the foregoing, and registrations and applications for any of the foregoing; (v) internet domain names; (vi) other similar intangible assets; and (vii) any and all rights arising under Law, or common law rights in and to, any of the foregoing.

“Joint HBP Interests” shall mean an Oil and Gas Lease outside of the Specified States in which both any member of the AHD Group and any member of the Atlas Group have an Oil and Gas Interest and that is held by production only from a Well in which no member of the Atlas Group has an Oil and Gas Interest.

“knowledge of Atlas,” “to Atlas’s knowledge” and similar formulations shall mean the actual knowledge of the people set forth in Section 1.1(a)(3) of the Atlas Disclosure Letter.

“Laurel Mountain Acquisition” shall mean the purchase and sale of the Acquired LMM Interest pursuant to the Laurel Mountain Purchase Agreement.

“Laurel Mountain Purchase Agreement” shall mean the Purchase and Sale Agreement, dated as of the date hereof, by and among Atlas, ATN, APL and APL Laurel Mountain LLC as it may be amended, supplemented or restated and in effect from time to time, pursuant to which, among other things, Atlas shall, subject to the terms and conditions thereof, acquire the Acquired LMM Interest.

“Law” (and with the correlative meaning “Laws”) shall mean any rule, regulation, statute, Order, ordinance or code promulgated by any Governmental Entity, including any common law, State and federal law, securities law and law of any foreign jurisdictions.

“Liabilities” shall mean any indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether or not due or to become due or asserted or unasserted), including guarantees of the foregoing.

“Liens” shall mean any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), other charge or security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing); provided, however, that, with respect to equity interests in any Person, “Liens” shall not include (a) any of the foregoing relating to the Indebtedness described in Section 2.5(b), provided, that the same are released no later than immediately after the closing of the Merger and (b) any restrictions set forth in the Constituent Documents of such Person or any restrictions on transfer of such equity interests arising under applicable securities Laws.

“Losses” shall mean all losses, costs, charges, expenses (including interest and penalties due and payable with respect thereto and reasonable attorneys’ and other professional fees and expenses in connection with any Action whether involving a third-party claim or any claim solely between the Parties hereto), obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, demands, claims, assessments or deficiencies.

“Material Adverse Effect” shall mean a circumstance, change, event, occurrence, development or effect (a “Change”) that has a material adverse effect on the business, assets, financial condition or results of operations of the Purchased Assets, the Purchased Entities (after giving effect to the Purchased Entity Restructuring) and the Transferred Business, taken as a whole; provided, however, that none of the following shall constitute or shall be considered in determining whether there has been a Material Adverse Effect: (i) Changes generally affecting the economy or the financial, credit or securities markets, (ii) Changes generally affecting the natural gas or shale industry or natural gas companies operating in the regions in which the Transferred Business operates, (iii) Changes (or proposed Changes) in applicable Law or the interpretation thereof or Changes in GAAP or in the interpretation thereof, (iv) any acts of war, armed hostility or terrorism, (v) Changes in the market price of oil or natural gas, (vi) Changes attributable to the execution or announcement or pendency of the Merger, the Transactions, the Laurel Mountain Acquisition, this Agreement or any other Specified Agreement or the transactions contemplated hereby or thereby, including any adverse change in customer, distributor, supplier, employee, financing source, stockholder, partnership or joint venture partner or similar relationships resulting therefrom, including in each case as a result of the identity of AHD (provided that the exceptions in this clause (vi) shall not apply to any representation or warranty contained in Section 5.4 (or any portion thereof) to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (vii) any failure by the Transferred Business or any Purchased Entity to meet any internal or published industry analyst projections or forecasts or estimates of revenue or earnings for any period (it being understood that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect) and (viii) Changes attributable to any action required by this Agreement or taken or made at the request of AHD or AHD GP, except to the extent such Changes, in the cases of the foregoing clauses (i) through (v), have a material and disproportionate effect on the Purchased Assets, the Purchased Entities (after giving effect to the Purchased Entity Restructuring) and the Transferred Business, taken as a whole, relative to other participants in the industry or industries in which the Transferred Business operates (in which event the extent of such material and disproportionate effect may be taken into account in determining whether there has been a Material Adverse Effect); provided, however, that notwithstanding anything to the contrary in clauses (ii) and (iii) above, Changes in applicable Laws relating to hydraulic fracturing or similar processes that would reasonably be expected to have the effect of making illegal or commercially impracticable such hydraulic fracturing or similar processes may be taken into account in determining whether there has been a Material Adverse Effect.

“New Hedge Contract Costs” shall mean an amount equal to all out-of-pocket costs, expenses, interest, fees or other charges relating to the negotiation, execution and delivery of the New Hedge Contract, including with respect to any letter of credit required to be posted as collateral with respect thereto, incremental borrowing necessary to fund any cash collateral requirements with respect thereto or other collateral requirements with respect thereto.

“Oil and Gas Contracts” shall mean any of the following Contracts to which Atlas or any of the Atlas Subsidiaries is a party (other than, in each case, an Oil and Gas Lease): all farm-in and farm-out agreements, area of mutual interest agreements, joint venture agreements, development agreements, production sharing agreements, operating agreements, unitization and pooling agreements and orders, divisions orders, transfer orders, royalty deeds, oil and gas sales agreements, exchange agreements, gathering and processing Contracts and agreements, drilling, service and supply Contracts, geophysical and geological Contracts, land broker, title attorney and abstractor Contracts and other Contracts relating to Hydrocarbons or revenues therefrom and claims and rights thereto, and, in each case, interests thereunder).

“Oil and Gas Interests” shall mean (i) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests; (ii) Hydrocarbons or revenues therefrom; (iii) all Oil and Gas Leases and the leasehold estates created thereby and the lands covered by the Oil and Gas Leases or included in units with which the Oil and Gas Leases may have been pooled or unitized; (iv) all Oil and Gas Contracts; (v) surface interests, fee interests, reversionary interests, reservations and concessions, (vi) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (vii) all rights and interests in, under, or derived from unitization and pooling agreements in effect with respect to clauses (i) and (iii) above and the units created thereby which accrue or are attributable to the interests of the holder thereof, (viii) all interests in machinery, equipment (including Wells, well equipment and machinery), inventory, oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries, testing and monitoring equipment in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (ix) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

“Oil and Gas Lease” shall mean all leases, subleases, licenses or other occupancy or similar agreements under which Atlas or any of the Atlas Subsidiaries leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of the Oil and Gas Interests.

“Order” shall mean any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

“Permanently Shut In” shall mean the shutting in of a well on an Oil and Gas Lease other than on a temporary basis and which is reasonably intended by AHD to, or is reasonably likely to, result in the termination, expiration or abandonment of the Oil and Gas Lease or the Oil and Gas Interest therein.

“Permits” shall mean all permits, licenses, certificates, variances, exemptions, registrations, orders, franchises, grants, easements, exceptions, clearances and other authorizations, consents and approvals of all Governmental Entities.

“Permitted Liens” shall mean (i) any Liens for Taxes not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (ii) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (iii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to property or assets, including zoning, building, or similar restrictions, (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (v) Liens created under joint operating agreements, participation agreements or development agreements, (vi) Liens relating to intercompany borrowings provided that such intercompany borrowings are limited to those between Purchased Entities that are Assumed Liabilities or will be discharged pursuant to Section 7.5(b), (vii) any Lien that is discharged by the Purchased Entities at or prior to Closing, (viii) easements (including conservation easements and similar commitments to forego development), covenants, conditions, restrictions, reservations, rights, claims, rights-of-way and other similar Liens that would not reasonably be expected to, individually or in the aggregate, materially interfere with the present or intended use or materially detract from the value of the property encumbered thereby and (ix) other non-monetary Liens that would not reasonably be expected to, individually or in the aggregate, materially interfere with the present or intended use or materially detract from the value of the property encumbered thereby.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

“Pipeline Employee” shall mean any individual who is an employee of Atlas or any of its Affiliates prior to the Closing but who will be employed by AHD GP, AHD, APL GP, APL or any of their respective Subsidiaries following the Closing.

“Pipeline Subsidiaries” shall mean each of AHD GP, AHD, APL GP, APL and their respective Subsidiaries.

“Pre-Closing Tax Period” shall mean any taxable period that ends on or before the Closing Date and, in the case of a Straddle Period, the portion of such period ending on and including the Closing Date.

“Property Taxes” shall mean real, personal, and intangible ad valorem property Taxes.

“Purchased Entities” shall mean (i) Anthem Securities, Inc., a Pennsylvania corporation, (ii) Atlas Resources, LLC, a Pennsylvania limited liability company, (iii) Viking Resources, LLC, a Pennsylvania limited liability company, (iv) Resource Energy, LLC, a Delaware limited liability company, (v) Atlas Energy Indiana, LLC, an Indiana limited liability company, (vi) Atlas Energy Tennessee, LLC, a Pennsylvania limited liability company, (vii) Atlas Energy Ohio, LLC, an Ohio limited liability company, (viii) Atlas Noble, LLC, a Delaware limited liability company, (ix) Atlas Lightfoot, LLC, a Delaware limited liability company, (x) AED Investments, Inc., a Delaware corporation, (xi) Atlas America Mid-Continent, Inc., a Delaware corporation, (xii) Resource Well Services, LLC, a Delaware limited liability company, (xiii) REI-NY, LLC, a Delaware limited liability company and (xiv) the New Payroll Entity.

“Purchased Entity Restructuring” shall mean the transactions contemplated by Section 2.6.

“Purchased Equity Interests” shall mean all of the equity interests in the Purchased Entities (other than equity interests of any Purchased Entity that are held by another Purchased Entity).

“Reference Cash Amount Statement” shall mean the unaudited calculation of the Cash Amount as of September 30, 2010 included in Section 1.1(a)(2) of the Atlas Disclosure Letter.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“Related to the Transferred Business” shall mean primarily related to or used primarily in the Transferred Business, as conducted by Atlas and the Atlas Subsidiaries (including any Purchased Entity).

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Restricted Data” shall mean all books and records to the extent relating to (i) lease files relating to Oil and Gas Leases in any Specified State, seismic data relating to any Oil and Gas Leases in any Specified State or GIS data related to Specified States or (ii) fundraising in connection with Drilling Partnerships, including all information related to syndication.

“Retained Employee” shall mean any individual who is an employee of Atlas or any of the Atlas Subsidiaries (other than the Purchased Entities) as of the effective time of the Merger and whose employment will continue with Atlas or any of the Atlas Subsidiaries (other than the Purchased Entities) immediately following the effective time of the Merger.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” shall mean any and all (i) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (iv) documentation, including user manuals and other training documentation, relating to any of the foregoing.

“Specified Agreements” shall mean this Agreement, the Ancillary Agreements, the Merger Agreement and the Laurel Mountain Purchase Agreement and any agreement contemplated to be executed by such agreements.

“Specified Current Assets” shall mean, without duplication, (i) all accounts receivable to the extent related to the Transferred Business (including (x) all receivables in respect of Hydrocarbons sold on behalf of any Drilling Partnership, (y) all receivables due from any Drilling Partnership and (z) all receivables in respect of Hydrocarbons sold with respect to the Transferred Direct Oil and Gas Interests) and (ii) all prepaid expenses to the extent related to the Transferred Business (it being understood that Specified Current Assets shall not include any Cash or any amounts attributable to Hedges).

“Specified Current Liabilities” shall mean, without duplication, (i) all accounts payable to the extent related to the Transferred Business, (ii) all accrued liabilities to the extent related to the Transferred Business and (iii) all Cash Adjustment Items (it being understood that the Specified Current Liabilities shall not include any amounts attributable to Hedges).

“Specified State” shall mean any State other than Pennsylvania, West Virginia, Michigan, Ohio and New York.

“State” shall mean a State that is part of the United States of America.

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“Subsidiary” shall mean, as to any Person, any corporation, partnership, limited liability company, association or other business entity (i) of which such Person directly or indirectly owns securities or other equity interests representing more than fifty percent (50%) of the aggregate voting power, (ii) of which such Person possesses more than fifty percent (50%) of the right to elect directors or Persons holding similar positions, or (iii) that such Person Controls directly or indirectly through one or more intermediaries, where “Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise. The Parties agree that, for purposes of this Agreement, no Drilling Partnership shall be deemed to be a Subsidiary of any Person.

“Tax” or “Taxes” shall mean (i) all taxes, however denominated, including U.S. federal, State, local or foreign net income, franchise, gross income, sales, use, value added, goods and services, ad valorem, turnover, real property, personal property, gross receipts, net proceeds, license, capital stock, payroll, employment, unemployment, disability, customs duties, withholding, social security (or similar), excise, severance, transfer, alternative or add-on minimum, stamp, estimated, registration, fuel, occupation, premium, environmental, excess profits, windfall profits, or other tax of any kind and similar charges, fees, levies, imposts, duties, tariffs, licenses or other assessments (including obligations under any Law relating to escheat or unclaimed property) of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity, whether disputed or not, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, transferor liability, successor liability or otherwise through operation of Law including under Section 1.1502-6 of the Regulations or any similar provision of Law and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement (whether or not written) to indemnify any other Person.

“Tax Benefit” shall mean any decrease in Taxes paid or increase in a refund due, including any interest with respect thereto.

“Tax Detriment” shall mean any increase in Taxes due or decrease in refund owed, including any interest with respect thereto.

“Tax Return” shall mean a report, return or other information (including any amendments) required to be supplied to a Governmental Entity with respect to Taxes, including, where permitted or required, combined or consolidated returns for any group of entities that includes the Parties or any Subsidiary of any of the Parties.

“Technology” shall mean all technology, designs, formulae, algorithms, procedures, methods, discoveries, processes, techniques, ideas, know-how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship in any media, confidential, proprietary or non-public information, and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form whether or not listed herein, in each case, other than Software.

“Third Party Drilling Partnership Limited Partner” shall mean any limited partner of a Drilling Partnership other than Atlas or any Atlas Subsidiary.

“Transferred Business” shall mean each of the following businesses, as conducted by Atlas or any Atlas Subsidiary (including any Purchased Entity) as of the date hereof: (i) the Drilling Partnership Business, (ii) exploration, development and production activities conducted (x) in any Specified State or (y) elsewhere to the extent relating to the Transferred Direct Oil and Gas Interests, in each case including the business of leasing, subleasing, licensing, owning or otherwise acquiring or obtaining rights in and to Oil and Gas Interests and Hydrocarbons, undertaking the drilling of Wells and matters related thereto, the subsequent ownership, operation and disposition of such Wells, and the production, gathering, processing, storage, disposition, transportation and sale of Hydrocarbons therefrom and (iii) the ownership and management of investments in Lightfoot Capital Partners, L.P., Lightfoot Capital Partners GP, LLC and Magnetar MLP Investment, LP.

“Unaffiliated Unitholders” shall mean the holders of AHD Common Units, other than Atlas, the Atlas Subsidiaries and AHD GP and their respective directors and officers.

“Wells” shall mean oil and/or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on any real property associated with an Oil and Gas Interest, together with all Hydrocarbons from such wells.

1.2 Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Abandoned Well	Section 7.15(b)
Accounting Firm	Section 2.13
Agreement	Preamble
AHD	Preamble
AHD Board	Recitals
AHD Confidential Information	Section 7.8(a)
AHD Distribution	Recitals
AHD Distribution Agent	Section 3.5(a)
AHD Distribution Ratio	Section 3.5(b)(ii)
AHD Expense Payments	Section 13.13(b)
AHD GP	Preamble
AHD GP Contribution	Recitals
AHD Indemnified Parties	Section 12.2
AHD LPA Amendment	Section 3.1
AHD Note Repayment	Recitals
AHD Prohibited Individual	Section 7.12(c)
AHD Promissory Note	Recitals
AHD Unit Sale	Section 2.11
Ancillary Agreements	Section 7.11
Assets of Drilling Partnerships	Section 2.2
Assignment Effective Date	Section 7.15(b)
Assumed Liabilities	Section 2.4
Atlas	Preamble
Atlas Confidential Information	Section 7.8(b)
Atlas Indemnified Parties	Section 12.3
Atlas Prohibited Individual	Section 7.13(c)
Atlas Subsidiaries	Recitals
ATN	Preamble
Cash Consideration	Section 2.10(c)
Chevron	Recitals
Citi	Section 6.2(c)
Closing	Section 4.1
Closing Date	Section 4.1
Consideration	Section 2.10(c)
D&O Insurance	Section 7.14(a)
Drilling Arrangements	Section 7.16
Drilling Partnership Equity Interests	Section 2.2(a)
Employee Matters Agreement	Recitals
Estimated Cash Amount	Section 2.12(a)
Estimated Cash Amount Statement	Section 2.12(a)
Final Allocation	Section 2.13
Final Cash Amount	Section 2.12(e)
Financial Statements	Section 5.13
Financing	Section 7.1(b)

Gas Marketing Agreement	Recitals
Hedging Cash	Section 2.8(b)
Indemnified Parties	Section 12.3
Indemnifying Party	Section 12.4
Maximum Premium	Section 7.14(a)
Merger	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals
Michigan Operating Services Agreement	Section 7.11
Neutral Auditors	Section 2.12(e)
New AHD Common Units	Section 2.10(c)
New AHD Equity Plan	Section 3.2
New AHD Equity Plan Adoption	Section 3.2
New Buyer	Section 8.10
New Hedge Contract	Section 2.8(c)
New Merger	Section 8.10
New Merger Agreement	Section 8.10
New Payroll Entity	Section 2.6(d)
Outside Date	Section 11.1(b)(i)
Parties	Preamble
Party	Preamble
Pennsylvania Operating Services Agreement	Section 7.11
Petro-Technical Services Agreement	Section 7.11
Pre-Closing Insurance Policies	Section 7.10(a)
Proposed Allocation	Section 2.13
Purchased Assets	Section 2.2
Purchased Entity Retained Assets	Section 2.6(a)
Purchased Entity Retained Liabilities	Section 2.6(b)
Record Time	Section 4.4(d)
Representatives	Section 7.8(a)
Resolution Period	Section 2.12(d)
Retained Assets	Section 2.3
Retained Liabilities	Section 2.5
Revised Cash Amount	Section 2.12(c)
Revised Cash Amount Statement	Section 2.12(c)
Sale	Recitals
Second Amended and Restated AHD LPA	Section 3.1
Transactions	Recitals
Transfer Taxes	Section 9.1
Transferred Business Contracts	Section 2.2(c)
Transferred Direct Oil and Gas Interests	Section 2.2(b)(i)
Transferred Owned Real Property	Section 2.2(d)
Transferred Partnership Oil and Gas Interests	Section 2.2(b)(ii)
Transferred Permits	Section 2.2(i)
Transferred Real Property Leases	Section 2.2(d)
Transition Services Agreement	Section 7.11

Unassigned Assets of Drilling Partnerships	Section 2.2
Written Consent	Recitals
Written Consent Information Statement	Section 7.7(a)

ARTICLE II

THE SALE

2.1 Purchase and Sale of the Purchased Equity Interests. Upon the terms and subject to the conditions set forth herein, at the Closing, Atlas shall (and shall cause the applicable Atlas Subsidiaries to) sell, transfer, convey, assign and deliver to AHD, free and clear of all Liens, and AHD shall purchase and acquire from Atlas and the applicable Atlas Subsidiaries, all of Atlas’s and the applicable Atlas Subsidiaries’ right, title and interest in, to and under the Purchased Equity Interests.

2.2 Purchase and Sale of the Purchased Assets. Upon the terms and subject to the conditions set forth herein, at the Closing, except as otherwise set forth in the Employee Matters Agreement, Atlas shall (and shall cause the applicable Atlas Subsidiaries to) sell, transfer, convey, assign and deliver to AHD, free and clear of all Liens to the extent related to Retained Liabilities, and AHD shall purchase and acquire from Atlas and the applicable Atlas Subsidiaries, all of Atlas’s and the applicable Atlas Subsidiaries’ right, title and interest in, to and under all of the following assets, properties, rights, Contracts and claims of Atlas or such Atlas Subsidiaries (including the Purchased Entities) as of the Closing, wherever located, whether tangible or intangible, real, personal or mixed (collectively, the “Purchased Assets”):

(a) (i) all general partner, limited partner and other equity interests in any Drilling Partnership Entity (“Drilling Partnership Equity Interests”), (ii) all contractual rights primarily related to the operation of any Drilling Partnership Arrangement and all working interests in any Drilling Partnership Arrangement, (iii) all equity interests in any Purchased Entity that are not Purchased Equity Interests and (iv) all equity interests in any Person directly or indirectly held by Atlas Lightfoot, LLC;

(b) (A) all Oil and Gas Interests (other than Oil and Gas Contracts) in any Specified State, (B) all Oil and Gas Contracts primarily related to the Transferred Business’ operations in any Specified State and (C) all of the following Oil and Gas Interests:

(i) (x) all interests in Oil and Gas Leases and Wells to the extent described on Section 2.2(b)(i) of the Atlas Disclosure Letter, (y) all Oil and Gas Interests exclusively related to the interests described in clause (x), and (z) all other Oil and Gas Interests listed on Section 2.2(b)(i) of the Atlas Disclosure Letter, in each case except for geophysical Contracts included in such Oil and Gas Interests (collectively, the “Transferred Direct Oil and Gas Interests”); and

(ii) (x) all Oil and Gas Interests exclusively related to the Assets of Drilling Partnerships and other Oil and Gas Interests that are listed on Section 2.2(b)(ii) of the Atlas Disclosure Letter, in each case except for geophysical Contracts included in such Oil and Gas Interests (collectively, the “Transferred Partnership Oil and Gas Interests”);

(c) (i) all Contracts Exclusively Related to the Transferred Business, other than geophysical Contracts, (ii) all Contracts solely between or among one or more a Purchased Entities, on the one hand, and one or more Drilling Partnerships or investors therein, on the other hand, (iii) all Constituent Documents of any Drilling Partnership, (iv) all Contracts that are listed on Section 2.2(c)(iv) of the Atlas Disclosure Letter and (v) the New Hedge Contract (collectively, the “Transferred Business Contracts”);

(d) (i) the real property listed on Section 2.2(d)(i) of the Atlas Disclosure Letter together with any and all buildings, structures, improvements and fixtures located thereon (together with any of the foregoing owned by the Purchased Entities, the “Transferred Owned Real Property”) and (ii) the real property leases listed on Section 2.2(d)(ii) of the Atlas Disclosure Letter and, to the extent covered by such leases, any and all buildings, structures, improvements and fixtures located thereon (together with any of the foregoing leased by the Purchased Entities, the “Transferred Real Property Leases”);

(e) all assets, properties and rights directly or indirectly acquired by ATN pursuant to that certain Asset and Membership Purchase Agreement by and among Laurel Mountain Midstream, LLC, Laurel Mountain Midstream Operating LLC and ATN dated effective as of January 1, 2010, including the items listed on Section 2.2(e) of the Atlas Disclosure Letter;

(f) (i) all Specified Current Assets, (ii) all dividends, distributions or other payments received after the date hereof and prior to the Closing Date from Lightfoot Capital Partners, L.P., Lightfoot Capital Partners GP, LLC, Magnetar MLP Investment, LP or any of their respective Affiliates, (iii) the Cash Amount, if any (as determined in accordance with Section 2.12) and (iv) any Tax refunds or credits of or attributable to the Transferred Business, the Purchased Assets, the Purchased Equity Interests or the Assumed Liabilities (other than any refunds or credits of or against income Taxes of Atlas or any other member of the Atlas Group (other than any income Taxes of the Purchased Entities));

(g) all insurance proceeds received or receivable under any insurance policy written prior to the Closing to the extent in connection with (i) the damage or complete destruction of any assets or properties prior to the Closing that would have been included in the Purchased Assets but for such damage or complete destruction, or (ii) subject to Section 7.10, any Assumed Liability;

(h) (i) all Equipment (other than equipment included in any of the Oil and Gas Interests) Exclusively Related to the Transferred Business, (ii) all Equipment in any Specified State, (iii) all Equipment historically located in or primarily associated with the offices or other buildings or facilities that are part of the Transferred Owned Real Property or the Transferred Real Property Leases, (iv) all Equipment primarily associated with any Pipeline Employee and (iv) all Equipment listed on Section 2.2(h) of the Atlas Disclosure Letter;

(i) all Permits (A) Exclusively Related to the Transferred Business’ operations in Pennsylvania, Michigan or West Virginia, (B) issued by any Governmental Entity in Ohio or New York, (C) related to the Transferred Business’ operations in any Specified State or (D) set forth on Section 2.2(i) of the Atlas Disclosure Letter (collectively, the “Transferred Permits”);

(j) all Intellectual Property set forth on Section 2.2(j) of the Atlas Disclosure Letter;

(k) all Software and Technology Exclusively Related to the Transferred Business and all Software and Technology listed on Section 2.2(k) of the Atlas Disclosure Letter;

(l) all performance, surety and road bonds and all cash held in escrow to secure obligations, in each case to the extent related to an Oil and Gas Contract (A) included as a Purchased Asset, (B) listed on Section 2.2(l)(ii)(B) of the Atlas Disclosure Letter or (C) to which one or more Purchased Entities are parties (unless such cash in escrow is in respect of an obligation related to an Oil and Gas Interest that is part of the Retained Assets);

(m) (i) all Restricted Data and (ii) all books and records (including all computerized books and records, and all files, papers, tapes, disks, keys, correspondence, reports, plans, drawings and specifications, invoices, forms, cost information, sales and pricing data, customer records, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence and lists, product data and literature, investor records, catalogs, sales, promotional and advertising materials, technical data, operating records, operating manuals, instructional documents, materials and analyses prepared by consultants and other third Persons, quality records and reports and other printed or written materials, land and title records (including abstracts of title, title opinions, and title curative documents), operations, environmental, production, accounting and regulatory compliance records, facility and well records), in each case in this clause (ii), to the extent related to the AHD Post-Closing Business (it being agreed that Atlas and the Atlas Subsidiaries shall have a joint interest in any such books and records described in this clause (ii) to the extent related to the Atlas Post-Closing Business);

(n) all rights under or pursuant to all warranties, representations and guarantees, whether express or implied, made by suppliers, manufacturers, contractors and other third parties to the extent related to the Transferred Business, any of the Purchased Assets or any of the Assumed Liabilities;

(o) all rights to indemnities and releases from third parties to the extent related to the Transferred Business, any of the Purchased Assets or any of the Assumed Liabilities;

(p) all claims, defenses, causes of action, choses in action, rights of recovery, rights of set off, and rights of recoupment to the extent related to the Transferred Business, the Purchased Assets or the Assumed Liabilities, including the items listed on Section 2.2(p) of the Atlas Disclosure Letter;

(q) the Atlas Name and Atlas Marks;

(r) the Transferred Business as carried on and conducted by Atlas and the Atlas Subsidiaries as a going concern, including any and all goodwill; and

(s) all assets Exclusively Related to the Transferred Business.

Notwithstanding anything in this Agreement to the contrary, it is understood and agreed that (x) (1) the assets, properties and rights held by Atlas or any Atlas Subsidiary set forth on Section 2.2(x) of the Atlas Disclosure Letter, which are intended to be, but have not yet been, transferred to the Drilling Partnerships (the “Unassigned Assets of Drilling Partnerships”) and (2) all assets, properties and rights held by any Drilling Partnership (including any rights of Drilling Partnerships to Hedging Cash) (together with the Unassigned Assets of Drilling Partnerships, the “Assets of Drilling Partnerships”) shall, in the case of clauses (1) and (2), be neither Purchased Assets nor Retained Assets and (y) the Unassigned Assets of Drilling Partnerships and the Hedging Cash shall be handled in accordance with the provisions set forth in Section 2.8.

2.3 Retained Assets. Notwithstanding anything to the contrary contained in this Agreement, except as otherwise set forth in the Employee Matters Agreement, the Parties understand and agree that the Purchased Assets shall not include, and neither Atlas nor any of the Atlas Subsidiaries is selling, assigning, transferring or conveying to AHD pursuant to this Agreement any of Atlas’ or the Atlas Subsidiaries’ (including the Purchased Entities’) right, title or interest in, to or under (i) all of the items listed in any subsection of this Section 2.3, and (ii) any other assets not described in Section 2.2 (collectively, the “Retained Assets”):

(a) other than the Purchased Assets described in clauses (a) through (s) of Section 2.2, all assets, business lines, properties, rights, Contracts and claims of Atlas or any Atlas Subsidiary, wherever located, whether tangible, real, personal or mixed, related to the Atlas Post-Closing Business or not related to the Transferred Business;

(b) other than (i) any Purchased Equity Interests, any equity interests in any Purchased Entity that are not Purchased Equity Interests, (ii) any Drilling Partnership Equity Interests, and (iii) any equity interests in any Person directly or indirectly held by Atlas Lightfoot, LLC, all equity interests in any Person;

(c) other than (i) any Assets of Drilling Partnerships (including any right, title and interest in any Oil and Gas Lease assigned to any Drilling Partnership) and (ii) any Oil and Gas Interests described in any of clauses (a) through (r) of Section 2.2, all Oil and Gas Interests, including the Wells listed on Section 2.3(c) of the Atlas Disclosure Letter;

(d) other than the Purchased Assets described in clauses (a)(ii), (b), (d) and (e) of Section 2.2, (i) all real property together with any and all buildings, structures, improvements and fixtures located thereon, including the real property listed on Section 2.3(d)(i) of the Atlas Disclosure Letter and (ii) all real property leases and, to the extent covered by such leases, any and all buildings, structures, improvements and fixtures located thereon, including the real property leases listed on Section 2.3(d)(ii) of the Atlas Disclosure Letter;

(e) other than (i) the Purchased Assets described in clauses (f), (g) or (l) of Section 2.2 and (ii) the Hedging Cash, all cash, cash equivalents, bank deposits, investment accounts, lockboxes, certificates of deposit, marketable securities or similar cash items (“Cash”), of Atlas or any of the Atlas Subsidiaries that are not Purchased Entities;

(f) other than the Transferred Permits, all Permits;

(g) other than the Purchased Assets described in clauses (j), (k) or (m) of Section 2.2, all Software and Technology;

(h) other than the Purchased Assets described in clauses (j), (k) or (m) of Section 2.2, all Intellectual Property;

(i) other than the Purchased Assets described in clause (b) or (h) of Section 2.2, all Equipment;

(j) other than the Purchased Assets described in Section 2.2(l), all performance, surety and road bonds and cash held in escrow;

(k) other than the Purchased Assets described in clauses (j), (k) or (m) of Section 2.2, all books and records (including all computerized books and records, and all files, papers, tapes, disks, keys, correspondence, reports, plans, drawings and specifications, invoices, forms, cost information, sales and pricing data, customer records, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence and lists, product data and literature, investor records, catalogs, sales, promotional and advertising materials, technical data, operating records, operating manuals, instructional documents, materials and analyses prepared by consultants and other third Persons, quality records and reports and other printed or written materials, land and title records (including abstracts of title, title opinions, and title curative documents), operations, environmental, production, accounting and regulatory compliance records, facility and well records);

(l) other than the Purchased Assets described in clauses (n) or (o) of Section 2.2, all rights under or pursuant to warranties, representations and guarantees, and all rights to indemnities and releases from third parties;

(m) other than the Purchased Assets described in clauses (g), (n), (o) or (p) of Section 2.2 all claims, defenses, causes of action, choses in action or claims of any kind that are available to or being pursued by Atlas or any of the Atlas Subsidiaries whether as plaintiff, claimant, counterclaimant or otherwise;

(n) all rights under this Agreement or any Specified Agreement;

(o) other than the Transferred Business Contracts and any contractual rights described in Section 2.2(a)(ii), all Contracts, including the Contracts listed on Section 2.3(o) of the Atlas Disclosure Letter; and

(p) any interests in Atlas America, LLC’s participation and development agreement with Reliance Marcellus, LLC.

2.4 Assumed Liabilities. At the Closing, on the terms and subject to the conditions set forth herein, except as otherwise set forth in the Employee Matters Agreement, AHD shall assume and be liable for, and shall pay, perform and discharge when due, all of the following Liabilities of Atlas and the Atlas Subsidiaries (including the Purchased Entities) as of the Closing Date (collectively, the “Assumed Liabilities”):

(a) all monetary and non-monetary Liabilities of Atlas or any of the Atlas Subsidiaries under Transferred Business Contracts or Transferred Real Property Leases, including all Liabilities that arise out of or relate to any breach of any such Transferred Business Contracts or Transferred Real Property Leases, whether such breach currently exists or occurs before or after Closing;

(b) all Specified Current Liabilities;

(c) [Reserved]

(d) all Liabilities of Atlas or any of the Atlas Subsidiaries to the extent related to the Transferred Business or the Purchased Assets and (1) arising from or related to the Release or threatened Release of any Hazardous Materials (or allegation of same) (i) on, from or adjacent to any of the Purchased Assets or any other property currently or formerly owned, operated or leased by or used in the Transferred Business, or (ii) on or from any other property where Hazardous Materials are or were (or are or were alleged to be) Released, threatened to be Released, discharged or disposed of in connection with the Purchased Assets, the Transferred Business or any other property currently or formerly owned, operated, or leased by or used in the Transferred Business, whether or not, in any case, such Release, threatened Release, discharge or disposal was in compliance with Environmental Law, (2) arising from or related to the violation of any Environmental Law (or allegation of same), by Atlas or any other Person in connection with the Purchased Assets or the Transferred Business, or any property currently or formerly owned, operated or leased by or used in the

Transferred Business, (3) arising under any Environmental Law or (4) for claims relating to employee heath and safety, including claims for injury, sickness, disease or death of any person;

(e) all Liabilities of Atlas or any of the Atlas Subsidiaries to the extent related to the Purchased Assets or to the extent related to the Transferred Business (i) arising out of or resulting from non-compliance with any Law or Order of any Governmental Entity (whether such non-compliance occurred before or after the Closing) or (ii) arising out of any Action, whether pending or commenced before or after the Closing;

(f) all Liabilities, whether occurring or accruing before, on or after the Closing Date, whether known or unknown, fixed or contingent, asserted or unasserted, and not satisfied or extinguished as of the Closing Date, to the extent arising out of or resulting from the Purchased Assets or to the extent related to the Transferred Business, or to the extent arising under or related to the ownership and operation of the Transferred Business or the ownership, control or use of the Purchased Assets, including any such Liabilities of Atlas or any Atlas Subsidiary as a control person, member of an affiliated group or a parent entity under applicable Law;

(g) all Liabilities to the extent arising under or related to the organization, promotion, marketing, securities offerings, management, operations or supervision of the Drilling Partnerships, including any such liabilities as a “control person” under Section 15 of the Securities Act or other provision of applicable Laws;

(h) other than any Indebtedness under or in respect of (i) the Indenture, dated as of January 23, 2008, among Atlas Energy Operating Company, LLC, Atlas Energy Finance Corp., ATN, the subsidiaries named therein and U.S. Bank National Association, as trustee (as it may be amended, supplemented or restated and in effect from time to time), (ii) the Senior Indenture, dated as of July 16, 2009, among Atlas Energy Operating Company, LLC, Atlas Energy Finance Corp., ATN, the subsidiaries named therein and U.S. Bank National Association, as trustee (as supplemented by the First Supplemental Indenture dated July 16, 2009 and as it may be amended, supplemented or restated and in effect from time to time) and (iii) the Revolving Credit Agreement, dated as of June 29, 2007, among Atlas Energy Operating Company, LLC, ATN, J.P. Morgan Chase Bank, N.A., as administrative agent, Wachovia Bank, N.A., as syndication agent and the other lenders signatory thereto (as it may be amended, supplemented or restated and in effect from time to time), any and all Indebtedness to the extent relating to the Transferred Business; and

(i) all Liabilities for which AHD is expressly responsible pursuant hereto or pursuant to any Ancillary Agreement.

2.5 Retained Liabilities. Notwithstanding anything to the contrary contained in this Agreement, except as otherwise set forth in the Employee Matters Agreement, it is expressly understood and agreed that there shall be excluded from the Liabilities being assumed by AHD pursuant to Section 2.4 all Liabilities of Atlas or any of the Atlas Subsidiaries (including the Purchased Entities) that are not described in Section 2.4 and the following Liabilities of Atlas or any of the Atlas Subsidiaries (including the Purchased Entities) (collectively, the “Retained Liabilities”):

(a) all Liabilities to the extent arising out of or resulting from the Retained Assets;

(b) other than Indebtedness described in Section 2.4(h), all Indebtedness;

(c) all Liabilities for which Atlas or any of the Atlas Subsidiaries is expressly responsible pursuant hereto or pursuant to any Ancillary Agreement;

(d) all Liabilities relating to Hedges (other than the New Hedge Contract);

(e) fees, expenses, indemnification obligations and other Liabilities owed by Atlas or the Atlas Subsidiaries to their respective advisors, including Jefferies & Co., Incorporated and its Affiliates and Deutsche Bank Securities Inc., on account of the acquisition advisory services provided to Atlas and the Atlas Subsidiaries by such advisors, and any other costs or expenses incurred by Atlas or any of the Atlas Subsidiaries in connection with the transactions contemplated hereby, the Merger and/or the Laurel Mountain Acquisition; and

(f) Excluded Taxes.

2.6	Purchased Entity Restructuring.

(a) Transfer to Atlas of the Purchased Entity Retained Assets. Upon the terms and subject to the conditions set forth herein, at or prior to the Closing, Atlas shall cause the Purchased Entities to transfer, convey, assign and deliver to Atlas or one or more Atlas Subsidiaries (other than the Purchased Entities), and Atlas or such Atlas Subsidiary (other than a Purchased Entity) shall acquire from the Purchased Entities, all of the Purchased Entities’ right, title and interest in and to the Retained Assets (the “Purchased Entity Retained Assets”).

(b) Assumption by Atlas of the Purchased Entity Retained Liabilities. Upon the terms and subject to the conditions set forth herein, at or prior to the Closing, Atlas shall, or shall cause one or more Atlas Subsidiaries (other than the Purchased Entities) to, assume and be liable for, and to pay, perform and discharge when due, the Retained Liabilities that are Liabilities of the Purchased Entities (the “Purchased Entity Retained Liabilities”).

(c) Conversion of Certain Entities. Upon the terms and subject to the conditions set forth herein, prior to the consummation of the Sale, Atlas shall cause Atlas Energy Management, Inc. to convert to a limited liability company, and may cause each of AED Investments, Inc. and Atlas America Mid-Continent, Inc. to convert to a limited liability company or limited partnership.

(d) Creation of New Payroll Entity. Prior to the Closing, Atlas may create a new entity as a direct or indirect Subsidiary of ATN for purposes of administering payroll for certain of the AHD Group Employees (as defined in the Employee Matters Agreement) (the “New Payroll Entity”).

(e) Contribution to ATN of Purchased Assets held by Atlas. Upon the terms and subject to the conditions set forth herein, prior to the consummation of the Sale, Atlas shall contribute to ATN (i) all of its equity interest in Atlas Lightfoot, LLC, AED Investments, Inc. and Atlas America Mid-Continent, Inc. and (ii) all other Purchased Assets held by Atlas.

2.7 Consents and Approvals; Benefits and Burdens. Notwithstanding anything to the contrary contained in this Agreement, including Sections 2.2 through 2.6:

(a) To the extent that the transfer or assignment of any Purchased Asset, the assumption of any Assumed Liability or any part of the Purchased Entity Restructuring requires any Approvals or Notifications, the Parties will use their commercially reasonable efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that, except as contemplated by Section 2.7(e) or Section 2.7(f), no Party shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications.

(b) If and to the extent that the valid, complete and perfected transfer or assignment to AHD of any Purchased Assets (or transfer or assignment to Atlas or an Atlas Subsidiary of any Purchased Entity Retained Asset) or assumption by AHD of any Assumed Liability (or assumption by Atlas or an Atlas Subsidiary of a Purchased Entity Retained Liability), as contemplated by this Agreement, would be a violation of applicable Law or require any Approvals or Notifications in connection with the Transactions or the Purchased Entity Restructuring that have not been obtained or made by the Closing, then, unless the Parties mutually shall otherwise determine, such transfer or assignment to AHD of any Purchased Assets (or transfer or assignment to Atlas or an Atlas Subsidiary of any Purchased Entity Retained Asset) or assumption by AHD of any Assumed Liability (or assumption by Atlas or an Atlas Subsidiary of a Purchased Entity Retained Liability), as the case may be, shall be automatically deferred until such time as all legal impediments are removed or such Approvals or Notifications have been obtained or made. The failure of any such transfer, assignment or assumption by the Closing shall not constitute a breach of any representation, warranty, covenant or agreement set forth in this Agreement, a failure of any condition under this Agreement or be treated as any Change that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(c) If any transfer or assignment of any Purchased Assets to AHD (or transfer or assignment of any Purchased Entity Retained Asset to Atlas or any Atlas Subsidiary), or assumption by AHD of any Assumed Liability (or assumption by Atlas or any Atlas Subsidiary of any Purchased Entity Retained Liability) is not consummated on or prior to the Closing, whether as a result of the provisions of Section 2.7(b) or for any other reason, then, insofar as reasonably possible, (i) the member of the Atlas Group retaining such

Purchased Asset or such Assumed Liability, as the case may be, shall thereafter hold such Purchased Asset or Assumed Liability, as the case may be, for the use, benefit and burden of the member of the AHD Group entitled thereto (at the expense of the member of the AHD Group entitled (or subject) thereto); and (ii) the member of the AHD Group retaining such Purchased Entity Retained Asset or such Purchased Entity Retained Liability, as the case may be, shall thereafter hold such Purchased Entity Retained Asset or such Purchased Entity Retained Liability, as the case may be, for the use, benefit and burden of the member of the Atlas Group entitled thereto (at the expense of the member of the Atlas Group entitled (or subject) thereto). In addition, (i) the member of the Atlas Group retaining such Purchased Asset or such Assumed Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Purchased Asset or Assumed Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the member of the AHD Group to whom such Purchased Asset is to be transferred or assigned, or which will assume such Assumed Liability, as the case may be, in order to place such member of the AHD Group in a substantially similar position as if such Purchased Asset or Assumed Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Purchased Asset or Assumed Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Purchased Asset or Assumed Liability, as the case may be, is to inure from and after the Closing to the AHD Group; and (ii) the member of the AHD Group retaining such Purchased Entity Retained Asset or such Purchased Entity Retained Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Purchased Entity Retained Asset or such Purchased Entity Retained Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the member of the Atlas Group to whom such Purchased Entity Retained Asset is to be transferred or assigned, or which will assume such Purchased Entity Retained Liability, as the case may be, in order to place such member of the Atlas Group in a substantially similar position as if such Purchased Entity Retained Asset or such Purchased Entity Retained Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Purchased Entity Retained Asset or such Purchased Entity Retained Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Purchased Entity Retained Asset or such Purchased Entity Retained Liability, as the case may be, is to inure from and after the Closing to the Atlas Group.

(d) If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any Purchased Asset or Purchased Entity Retained Asset or the deferral of assumption of any Assumed Liability or Purchased Entity Retained Liability pursuant to Section 2.7(b), are obtained or made, and, if and when any other legal impediments for the transfer or assignment of any Purchased Asset or Purchased Entity Retained Asset or the assumption of any Assumed Liability or Purchased Entity Retained Liability have been removed, the transfer or assignment of the applicable Purchased Asset or Purchased Entity Retained Asset or the assumption of the applicable Assumed Liability or Purchased Entity Retained Liability, as the case may be, shall be effected in accordance with the terms of this Agreement.

(e) Any member of the Atlas Group retaining a Purchased Asset or Assumed Liability due to the deferral of the transfer or assignment of such Purchased Asset or the deferral of the assumption of such Assumed Liability, as the case may be, shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced (or otherwise made available) by AHD or the member of the AHD Group entitled to the Purchased Asset or Assumed Liability, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by AHD or the member of the AHD Group entitled to such Purchased Asset or Assumed Liability.

(f) Any member of the AHD Group retaining a Purchased Entity Retained Asset or a Purchased Entity Retained Liability due to the deferral of the transfer or assignment of such Purchased Entity Retained Asset or the deferral of the assumption of such Purchased Entity Retained Liability, as the case may be, shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced (or otherwise made available) by Atlas or the member of the Atlas Group entitled to the Purchased Entity Retained Asset or Purchased Entity Retained Liability, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by Atlas or the member of the Atlas Group entitled to such Purchased Entity Retained Asset or Purchased Entity Retained Liability.

2.8	Unassigned Assets of Drilling Partnerships; Hedging Cash.

(a) Atlas shall, and shall cause the applicable Atlas Subsidiaries to, as promptly as practicable after the date hereof, transfer all Unassigned Assets of Drilling Partnerships to the applicable Drilling Partnerships (or, at the election of the Purchased Entity that is the general partner of any such Drilling Partnership, to such Purchased Entity). It is understood and agreed that the obligations in the preceding sentence shall continue to apply after the Closing in respect of any Unassigned Assets of Drilling Partnerships that are not so transferred prior to the Closing.

(b) At or prior to the Closing, (i) Atlas shall unwind all Hedges entered into by Atlas or any Atlas Subsidiary, in whole or in part, on behalf of any Drilling Partnership and transfer to AHD at Closing on behalf of such Drilling Partnership that portion of the cash resulting from such unwind that is allocable to such Drilling Partnership, such allocation to be made using the same policies and practices historically used by Atlas and the Atlas Subsidiaries to allocate the benefits and burdens of Hedges amongst Drilling Partnerships and other businesses of Atlas and the Atlas Subsidiaries; provided, however, that only the cash attributable to limited partner interests of Third Party Drilling Partnership Limited Partners will be transferred to AHD (the cash required to be so transferred to AHD, the “Hedging Cash”).

(c) As promptly as practicable after the date hereof, Atlas or ATN shall use its reasonable best efforts to enter into a new Hedge Contract (the “New Hedge Contract”) in reasonable consultation with AHD that is intended to benefit from or reduce the risk of fluctuations in the price of Hydrocarbons or other commodities produced by the Transferred Business consistent with its historical policies and practices and that has the terms described in the next sentence. Any such New Hedge Contract must, if entered into pursuant to the preceding sentence, by its terms provide that it shall be assumed by AHD if the Closing occurs (and that Atlas or ATN, as applicable, shall be released from all of its obligations thereunder and that all collateral posted by Atlas or ATN, as applicable, in connection therewith shall be released or otherwise returned, in each case upon such assumption by AHD) or shall remain a Contract of Atlas if this Agreement is terminated prior to the Closing.

2.9 Amount and Form of Consideration. Subject to Section 2.10, the consideration to be paid by AHD to ATN at the Closing in full consideration of the Purchased Equity Interests and the Purchased Assets shall consist of:

(a) 23,379,384 newly issued AHD Common Units;

(b) $30,000,000 in cash; and

(c) the assumption by AHD on and as of the Closing Date of the Assumed Liabilities.

2.10 Substitution of AHD Common Units for Cash Consideration; Parent Option to Provide Financing.

(a) [Reserved]

(b) If the Financing pursuant to the Commitment Letter becomes reasonably likely to be unavailable for any reason, then Atlas may elect, at any time on or prior to the date that is five Business Days before the anticipated Closing Date, to require AHD to (i) substitute 3,188,098 newly issued AHD Common Units for the cash payable pursuant to Section 2.9(b) or (ii) accept Financing from Chevron on the terms set forth in the Commitment Letter.

(c) The AHD Common Units issuable pursuant to Section 2.9(a), together with the AHD Common Units, if any, issuable pursuant to this Section 2.10 in lieu of the cash payable pursuant to Section 2.9(b), are collectively referred to herein as the “New AHD Common Units.” The aggregate amount, if any, of cash payable pursuant to Section 2.9(b), which may be eliminated pursuant to this Section 2.10, is referred to herein as the “Cash Consideration.” The New AHD Common Units and the Cash Consideration, if any, are collectively referred to herein as the “Consideration.”

2.11 Sale of New AHD Common Units by ATN to Atlas. Upon the terms and subject to the conditions set forth herein, immediately after the New AHD Common Units are issued to ATN, ATN shall sell, transfer, convey, assign and deliver to Atlas, free and clear of all Liens, and Atlas shall purchase and acquire from ATN, all of ATN’s right, title and interest in, to and under the New AHD Common Units (the “AHD Unit Sale”). The consideration to be paid by Atlas to ATN at the Closing in full consideration of the New AHD Common Units shall be an amount in cash equal to the number of New AHD Common Units multiplied by $9.41.

2.12	Determination of Cash Amount.

(a) At least four Business Days prior to the anticipated Closing Date, Atlas shall prepare, or cause to be prepared, and deliver to AHD a good-faith estimated statement of the Cash Amount (the “Estimated Cash Amount Statement”), including a calculation of a good-faith estimate of Cash Amount (the “Estimated Cash Amount”). The Estimated Cash Amount Statement shall be prepared using the same accounting methods, policies, practices and procedures as were used in calculating such amounts as set forth on the Reference Cash Amount Statement to the extent consistent with GAAP, but otherwise in accordance with GAAP. To the extent that AHD disagrees with Atlas’s determination of the Estimated Cash Amount as set forth in the Estimated Cash Amount Statement, AHD may deliver written notice of its disagreement to Atlas at least two Business Day prior to the anticipated Closing Date, and AHD and Atlas shall negotiate in good faith to resolve such differences prior to the Closing; provided, that no disagreement with respect to the Estimated Cash Amount shall delay the Closing. Any such estimate subject to such negotiation shall be revised by Atlas (i) with respect to any resolved differences, to reflect any such resolution, and (ii) with respect to any unresolved differences, to reflect Atlas’s applicable estimates.

(b) If the Estimated Cash Amount is not zero, then Atlas shall pay to AHD at the Closing an amount equal to the Estimated Cash Amount.

(c) Within 90 calendar days following the Closing Date, AHD shall prepare, or cause to be prepared, and deliver to Atlas a revised statement of the Cash Amount (as such may be adjusted following resolution of disputes in accordance with Section 2.12(d), the “Revised Cash Amount Statement”), including a revised calculation of the Cash Amount (“Revised Cash Amount”). The Revised Cash Amount Statement shall be prepared using the same accounting methods, policies, practices and procedures as were used in calculating such amounts as set forth on the Reference Cash Amount Statement to the extent consistent with GAAP, but otherwise in accordance with GAAP.

(d) After receipt of the Revised Cash Amount Statement, Atlas shall have 60 calendar days to review the Revised Cash Amount. During the review of the Revised Cash Amount, and the period of any dispute within the contemplation of this Section 2.12, each of Atlas and AHD shall, and shall cause the other members of its applicable Group to: (i) provide the other Party and its authorized representatives with reasonable access to all relevant books, records, facilities and employees of its Group to the extent reasonably necessary to complete their review of the Revised Cash Amount; and (ii) reasonably cooperate with the other Party and its authorized representatives, including by providing on a timely basis all information reasonably requested by such other Party to the extent reasonably necessary in reviewing the Revised Cash Amount. Unless Atlas delivers written notice to AHD on or prior to the 60th calendar day after Atlas’s receipt of the Revised Cash Amount Statement specifying in reasonable detail the amount, nature and basis of all disputed items, Atlas shall be deemed to have accepted and agreed to the calculation of Revised Cash Amount. If Atlas so notifies AHD of its objection to the calculation of Revised Cash Amount, AHD and Atlas shall, within 30 calendar days following such notice (the “Resolution Period”), attempt to resolve their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive.

(e) If, at the conclusion of the Resolution Period, any amounts remain in dispute with respect to Revised Cash Amount, then all amounts remaining in dispute shall be submitted to KPMG LLP or, if KPMG LLP is unable or unwilling to serve in such role, another nationally recognized independent accounting firm mutually agreed upon by Atlas and AHD, the retention of which would not give rise to present or potential future auditor independence issues for Atlas or AHD or any of their respective Affiliates as determined by Atlas and AHD in their reasonable discretion (the “Neutral Auditors”). Each party agrees to execute, if requested by the Neutral Auditors, a reasonable engagement letter, including customary indemnities in favor of the Neutral Auditors. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditors shall be borne pro rata as between Atlas, on the one hand, and AHD, on the other, in proportion to the allocation of the dollar value of the amounts remaining in dispute between Atlas and AHD made by the Neutral Auditors such that the prevailing party pays the lesser proportion of the fees and expenses. The Neutral Auditors shall act as an arbitrator to determine, based solely on the provisions of this Section 2.12 and the presentations by Atlas and AHD, and not by independent review, only those issues still in dispute. Atlas and AHD agree that (i) they shall request the Neutral Auditors to make their determination within 30 calendar days of their selection, in a written statement delivered to Atlas and AHD and (ii) such determination shall be final, binding and conclusive. The term “Final Cash Amount” shall mean the definitive Cash Amount agreed to (or deemed to be agreed to) by AHD and Atlas in accordance with the terms of Section 2.12(d) or the definitive Cash Amount resulting from the determinations made by the Neutral Auditors in accordance with this Section 2.12(e) (in addition to those items theretofore agreed to by Atlas and AHD).

(f)	If:

(i) the Final Cash Amount exceeds the Estimated Cash Amount, then Atlas shall pay to AHD the amount of such excess; or

(ii) the Estimated Cash Amount exceeds the Final Cash Amount, then AHD shall pay to Atlas the amount of such excess.

(g) Any payment required to be made pursuant to Section 2.12(f) shall be made within five Business Days after the Final Cash Amount are agreed to by AHD and Atlas or any remaining disputed items are ultimately determined by the Neutral Auditors, by wire transfer of immediately available funds in U.S. Dollars to an account or accounts designated by the Party receiving such payment.

2.13 Purchase Price Allocation. No later than sixty (60) days after the Closing Date, AHD shall prepare and deliver to Atlas the proposed allocation of the total consideration paid by AHD to Atlas pursuant to this Agreement among the Purchased Assets, the Purchased Equity Interests and the AHD GP Contribution (the “Proposed Allocation”) for purposes of Section 1060 of the Code. If within thirty (30) days after Atlas’s receipt of the Proposed Allocation, Atlas consents in writing to the Proposed Allocation, then the Proposed Allocation shall become the Final Allocation, as defined below. In the event that Atlas does not consent in writing within such thirty (30) day period, AHD and Atlas shall negotiate in good faith to resolve the dispute. If AHD and Atlas fail to agree on such allocation within thirty (30) days, such allocation shall be determined, within a reasonable time, by an independent, nationally recognized accounting firm mutually selected by the parties (the “Accounting Firm”). The allocation of the total consideration, as agreed upon by AHD and Atlas (as a result of either Atlas’s failure to object to the Proposed Allocation or good faith negotiations between AHD and Atlas) or determined by the Accounting Firm under this Section 2.13 (the “Final Allocation”), shall be final and binding upon the parties. Each of AHD and Atlas shall bear all fees and costs incurred by it in connection with the determination of the allocation of the total consideration, except that the parties shall each pay one-half (50%) of the fees and expenses of such accounting firm. Each of AHD and Atlas agrees to timely file, or cause to be timely filed, Internal Revenue Service Form 8594 (or any comparable form under state or local Tax Law) and any required attachment thereto in accordance with the Final Allocation. Except as otherwise required pursuant to a “determination” under Section 1313 of the Code (or any comparable provision of state or local Law), neither AHD nor Atlas shall take, or shall permit its Affiliates to take, a Tax position which is inconsistent with the Final Allocation.

2.14 MLP Status. Notwithstanding anything to the contrary set forth herein, AHD may, with the prior written consent of Atlas, purchase at Closing any Purchased Assets or Purchased Entities through one or more wholly owned entities treated as corporations for federal income tax purposes to the extent determined necessary by AHD to satisfy the requirements of Section 7704(c) of the Code.

ARTICLE III

THE AHD REORGANIZATION

3.1 AHD LPA Amendment. AHD GP, in its capacity as general partner of AHD, has approved, and Atlas, in its capacity as holder of a majority of AHD Common Units, has executed and delivered, concurrently with the execution of this Agreement, the Written Consent approving, the amendment and restatement of the AHD LPA substantially in the form of Exhibit A (the “Second Amended and Restated AHD LPA”), with the Second Amended and Restated AHD LPA to be effective as of the Closing (the “AHD LPA Amendment”).

3.2 New AHD Equity Plan Adoption. AHD GP, in its capacity as general partner of AHD, has adopted on behalf of AHD, and Atlas, in its capacity as holder of a majority of AHD Common Units, has executed and delivered, concurrently with the execution of this Agreement, the Written Consent approving the adoption by AHD of, a new equity plan substantially in the form of Exhibit B (the “New AHD Equity Plan”), with the New AHD Equity Plan to be effective as of Closing (the “New AHD Equity Plan Adoption”).

3.3 AHD GP Contribution. At the Closing, concurrently with the consummation of the Sale, Atlas shall effect the AHD GP Contribution, pursuant to which Atlas shall contribute, transfer, convey, assign and deliver to AHD, and AHD shall acquire from Atlas, all of the equity interests in AHD GP. Effective as of the Closing, the limited liability company agreement of AHD GP shall be amended and restated substantially in the form of Exhibit C.

3.4 AHD Distribution. Atlas shall effect the AHD Distribution prior to the Merger. In the AHD Distribution, Atlas shall distribute, to stockholders of record of Atlas (including record holders of restricted stock of Atlas) as of the Record Time, all AHD Common Units held by Atlas and its Subsidiaries held as of the Record Time, including any New AHD Common Units issued to Atlas and its Subsidiaries at the Closing pursuant to Sections 2.9 and 2.10. It is understood that no stock options, deferred units, restricted stock units or phantom stock or units, in each case, granted pursuant to equity plans of Atlas and existing as of the Record Time, shall entitle the holder thereof to receive any AHD Common Units in the AHD Distribution.

3.5	Certain Shareholder Matters.

(a) On the Closing Date, Atlas will deliver to a distribution agent to be appointed by Atlas, which may or may not be the AHD Transfer Agent (the “AHD Distribution Agent”), for the benefit of holders of record of Atlas Common Stock as of the Record Time, all of the outstanding AHD Common Units (including the New AHD Common Units) to be distributed in the AHD Distribution (including, in the event that all or a portion of such AHD Common Units are represented by certificates, such certificates, endorsed by Atlas in blank), and Atlas will instruct the AHD Distribution Agent to deliver to the AHD Transfer Agent true, correct and complete copies of the stock and transfer records reflecting the holders of Atlas Common Stock entitled to receive AHD Common Units in connection with the AHD Distribution. Atlas will cause its transfer agent to instruct the AHD Distribution Agent to distribute on the Closing Date or as soon as reasonably practicable thereafter the appropriate number of AHD Common Units to each such holder or designated transferee(s) of such holder and to credit the appropriate number of such AHD Common Units to book entry accounts for each such holder or designated transferee. For stockholders who hold Atlas Common Stock through a broker or other nominee, such broker or nominee will be instructed to credit their AHD Common Units to their respective accounts. Atlas will cooperate, and will instruct the AHD Distribution Agent to cooperate, with AHD and the AHD Transfer Agent, and AHD will cooperate, and will instruct the AHD Transfer Agent to cooperate, with Atlas and the AHD Distribution Agent, in connection with all aspects of the AHD Distribution and all other matters relating to the issuance and delivery of certificates representing, or other evidence of ownership of, the AHD Common Units to be distributed to the holders of Atlas Common Stock in the AHD Distribution.

(b) Each holder of Atlas Common Stock as of the Record Time (or such holder’s designated transferee(s)) will be entitled to receive in the AHD Distribution a number of AHD Common Units equal to the number of shares of Atlas Common Stock held by such holder as of the Record Time, multiplied by a fraction, (i) the numerator of which is the number of AHD Common Units owned by Atlas as of the Record Time (including the New AHD Common Units received by AHD in the Sale), and (ii) the denominator of which is the number of shares of Atlas Common Stock outstanding as of the Record Time (the “AHD Distribution Ratio”).

(c) From and after the AHD Distribution, until such AHD Common Units are duly transferred in accordance with applicable Law, AHD will regard the Persons entitled to receive such AHD Common Units as record holders of AHD Common Units in accordance with the terms of the AHD Distribution without requiring any action on the part of such Persons. AHD agrees that, subject to any transfers of such AHD Common Units, (i) each such holder will be entitled to receive all dividends or distributions payable on, and exercise voting rights and all other rights and privileges with respect to, the AHD Common Units then held by such holder, and (ii) each such holder will be entitled, without any action on the part of such holder, to receive one or more certificates representing, or other evidence of ownership of, the AHD Common Units then held by such holder.

(d) No fractional AHD Common Units will be distributed in the AHD Distribution. Instead, on the Closing Date, Atlas shall direct the AHD Distribution Agent (i) to determine, based on the AHD Distribution Ratio, the amount of the fractional AHD Common Units allocable to each holder of record or beneficial owner of Atlas Common Stock and to aggregate all such fractional shares into whole AHD Common Units; (ii) to sell the resulting number of whole AHD Common Units in open market transactions or otherwise, at the then prevailing trading prices and (iii) to cause to be distributed to each such holder or for the benefit of each such beneficial owner to which a fractional AHD Common Unit shall be allocable such holder’s or beneficial owner’s ratable share of the proceeds of such sale, after making appropriate deduction for any amount required to be withheld under the Code, or under any provision of State, local or foreign Tax law. Atlas shall pay all expenses reasonably incurred by the AHD Distribution Agent, including all brokerage charges, commissions and transfer taxes, in connection with such sale. The AHD Distribution Agent shall use its commercially reasonable efforts to aggregate the AHD Common Units that may be held by any beneficial owner thereof through more than one account in determining the fractional AHD Common Unit allocable to such beneficial owner.

ARTICLE IV

THE CLOSING

4.1 Closing. The closing (the “Closing”) of the Transactions will take place at (i) 9:00 a.m., New York City time, on a date to be agreed by the Parties, which shall be no later than two Business Days (or such shorter period of time as remains before 11:59 p.m., New York time, on the Outside Date) after the satisfaction or waiver of all of the conditions set forth in Article X (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York or (ii) such other date, time, and/or place as agreed to in writing by the Parties hereto. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

4.2 Deliveries by Atlas to AHD. At the Closing, Atlas and ATN shall deliver, or shall cause to be delivered, to AHD the following:

(a) all of the Purchased Equity Interests, free and clear of all Liens, together with stock certificates or appropriate certificates of ownership of the Purchased Equity Interests and of all of the equity interests of each Purchased Entity whose equity interests are not Purchased Equity Interests (other than those that are in book-entry form or not certificated) and accompanied by stock powers duly executed in blank or other duly executed instruments of transfer and requisite transfer tax stamps, if any, as may be necessary to effect the transactions contemplated in Section 2.1;

(b) (i) one or more duly executed bills of sale or local transfer agreements as may be necessary or desirable under applicable Law, or comparable instruments of transfer transferring, free and clear of all Liens related to Retained Liabilities, all of Atlas’s and the applicable Atlas Subsidiaries’ right, title and interest in, to, and under all of the Purchased Assets (other than Purchased Assets held by Purchased Entities) to AHD and (ii) evidence of the transfer of all of the Purchased Entities’ right, title and interest in, to, and under all of the Purchased Entity Retained Assets to Atlas or the applicable Atlas Subsidiaries, in each case subject to Section 2.7;

(c) special warranty deeds, or comparable instruments of transfer and assignment in recordable form, with respect to the transfer, free and clear of all Liens related to Retained Liabilities, all of Atlas’s and the applicable Atlas Subsidiaries’ right, title and interest in, to, and under all of the Transferred Owned Real Properties owned by Atlas or any of the Atlas Subsidiaries (other than Purchased Entities) to AHD, subject to Section 2.7;

(d) duly executed instruments of assignment of or licenses to assign to AHD, free and clear of all Liens related to Retained Liabilities, the Transferred Real Property Leases to which Atlas or any of the Atlas Subsidiaries (other than Purchased Entities) is a party, subject to Section 2.7;

(e) the certificate referred to in Section 10.2(c) signed by a duly authorized officer of Atlas;

(f) the Transition Services Agreement, the Michigan Operating Services Agreement, the Pennsylvania Operating Services Agreement and the Petro-Technical Services Agreement, in each case duly executed by Atlas (and, if applicable, ATN);

(g) a duly executed assignment and assumption agreement or other comparable instrument of assignment and assumption evidencing assumption by AHD of the Assumed Liabilities (other than Assumed Liabilities that are Liabilities of the Purchased Entities) and the assumption by Atlas or the applicable Atlas Subsidiaries (other than the Purchased Entities) of the Purchased Entity Retained Liabilities and all other instruments or documents as shall be necessary in the reasonable judgment of AHD to evidence the assignment to AHD by Atlas or the applicable Atlas Subsidiaries (other than the Purchased Entities) of the Purchased Assets, free and clear of all Liens related to Retained Liabilities, and the assumption by AHD of the Assumed Liabilities (other than Assumed Liabilities that are Liabilities of the Purchased Entities), and the assignment to Atlas or the applicable Atlas Subsidiaries (other than the Purchased Entities) of the Purchased Entity Retained Assets and the assumption by Atlas or the applicable Atlas Subsidiaries (other than the Purchased Entities) of the Purchased Entity Retained Liabilities, in each case subject to Section 2.7;

(h) a receipt, duly executed by Atlas, acknowledging on behalf of Atlas and the Atlas Subsidiaries (other than the Purchased Entities), payment by AHD of (i) the Consideration pursuant to Section 2.9 and 2.10 and (ii) an amount in cash equal to the Additional Costs;

(i) to the extent obtained at or prior to Closing, consents to transfer the Transferred Business Contracts, Transferred Real Property Leases and Transferred Permits to AHD;

(j) all minute books, stock record books (or similar registries) and corporate records and seals of each Purchased Entity in the possession of Atlas or the Atlas Subsidiaries (other than the Purchased Entities), and all other books, documents, records, data and information that are part of the Purchased Assets (or, in the case of any such items other than Restricted Data, copies thereof), it being understood that Atlas and the Atlas Subsidiaries may retain originals of any Oil and Gas Leases that are Retained Assets; provided that such materials may be delivered to a mutually agreeable location other than the Closing;

(k) where required, copies of the resolutions (or equivalent) of the board of directors (or equivalent) and the stockholders, members or other equityholders, of Atlas and the Atlas Subsidiaries, authorizing and approving the transactions contemplated by this Agreement, to the extent applicable to such Atlas Subsidiary, certified by the respective corporate secretary (or equivalent) or a director (or equivalent) to be true and complete and in full force and effect and unmodified as of the Closing; provided, however, that any portion of such resolutions (or equivalent) relating solely to the Merger Agreement, the Laurel Mountain Purchase Agreement, any agreement contemplated to be executed by such agreements or any of the transactions contemplated thereby (other than the transactions contemplated hereby) may be redacted;

(l) (i) if the Estimated Cash Amount is not zero, then an amount in cash equal to the Estimated Cash Amount (subject to offset for any Additional Costs, as described in Section 4.3(b)(i)(B)), by wire transfer of immediately available funds in U.S. Dollars to an account or accounts designated by AHD and (ii) the Hedging Cash, by wire transfer of immediately available funds in U.S. Dollars to an account or accounts designated by AHD to be held on account of the applicable Third Party Drilling Partnership Limited Partners;

(m) an affidavit of non-foreign status from Atlas that complies with Section 1445 of the Code and the Regulations thereunder; and

(n) such other documents and instruments as AHD GP and Atlas shall mutually agree to be reasonably necessary to consummate the transactions described herein.

4.3 Deliveries by AHD to Atlas or ATN. At the Closing, AHD shall deliver, or cause to be delivered, to Atlas or ATN the following:

(a) to ATN, the New AHD Common Units, free and clear of all Liens, and accompanied by duly executed instruments of transfer as may be necessary to vest in ATN good title to such New AHD Common Units;

(b) (i) to ATN, (A) an amount in cash equal to the Cash Consideration (if any), and (B) an amount of cash equal to the Additional Costs (provided that to the extent that the Additional Costs are less than the Estimated Cash Amount, then, at the request of AHD, the Additional Costs may be paid by AHD to ATN as an offset to the cash payable by ATN to AHD in respect of the Estimated Cash Amount pursuant to Section 4.2(l)(i)) and (ii) to Atlas, the amount outstanding as of the Closing under the AHD Promissory Note, in each case, by wire transfer of immediately available funds in U.S. Dollars to an account or accounts designated by Atlas;

(c) a duly executed assignment and assumption agreement or other comparable instrument of assignment and assumption evidencing assumption by AHD of the Assumed Liabilities (other than Assumed Liabilities that are Liabilities of the Purchased Entities) and the assumption by Atlas or the applicable Atlas Subsidiaries (other than the Purchased Entities) of the Purchased Entity Retained Liabilities and all other instruments or documents as shall be necessary in the reasonable judgment of Atlas to evidence the assignment to AHD by Atlas or the applicable Atlas Subsidiaries (other than the Purchased Entities) of the Purchased Assets, and the assumption by AHD of the Assumed Liabilities (other than Assumed Liabilities that are Liabilities of the Purchased Entities), and the assignment to Atlas or the applicable Atlas Subsidiaries (other than the Purchased Entities) of the Purchased Entity Retained Assets and the assumption by Atlas or the applicable Atlas Subsidiaries (other than the Purchased Entities) of the Purchased Entity Retained Liabilities, in each case subject to Section 2.7;

(d) the certificate referred to in Section 10.3(c) signed by a duly authorized officer of AHD GP;

(e) the Transition Services Agreement, the Michigan Operating Services Agreement, the Pennsylvania Operating Services Agreement and the Petro-Technical Services Agreement, in each case duly executed by AHD;

(f) a receipt, duly executed by AHD, acknowledging on behalf of AHD, (i) the sale, assignment, transfer, conveyance and delivery of the Purchased Equity Interests and the Purchased Assets by Atlas and the Atlas Subsidiaries (other than the Purchased Entities) pursuant to the terms of Sections 2.1 and 2.2 and (ii) the payment by Atlas of an amount in cash equal to the Estimated Cash Amount pursuant to Section 2.12(b) (if any);

(g) where required, copies of the resolutions (or equivalent) of the board of managers (or equivalent) of AHD and AHD GP, authorizing and approving the transactions contemplated by this Agreement, certified by the respective secretary (or equivalent) to be true and complete and in full force and effect and unmodified as of the Closing; and

(h) such other documents and instruments as AHD GP and Atlas shall mutually agree to be reasonably necessary to consummate the transactions described herein.

4.4 Proceedings at Closing. All acts and proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken and executed simultaneously, and, except as permitted hereunder, no acts or proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered; provided, however, that, if the Closing occurs, the Closing, and the transactions contemplated by this Agreement to occur at the Closing, shall be deemed to occur as follows:

(a) the Purchased Entity Restructuring (to the extent not completed prior to the Closing) shall be deemed to occur before the Sale;

(b) the Sale (including the payment of the Consideration), the AHD LPA Amendment, the New AHD Equity Plan Adoption, the AHD GP Contribution and the AHD Note Repayment shall be deemed to occur simultaneously;

(c) the AHD Unit Sale shall be deemed to occur immediately after the Sale;

(d) the record time for purposes of determining the shareholders of record of Atlas entitled to receive AHD Common Units in the AHD Distribution shall be immediately after the AHD Unit Sale (the “Record Time”); and

(e) the AHD Distribution shall be deemed to occur immediately after the Record Time and immediately before the effective time of the Merger.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ATLAS

Except as disclosed in the Atlas Disclosure Letter (which Atlas Disclosure Letter shall in each case specifically identify by reference to Sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such Atlas Disclosure Letter shall be deemed to apply to each other section or subsection thereof or hereof to which its relevance is reasonably apparent from the face of the disclosure), Atlas represents and warrants to AHD and AHD GP as follows:

5.1 Organization and Qualification. Each of Atlas and each of the Atlas Subsidiaries is (a) a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and carry on its businesses as now being conducted and (b) qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, in the case of clause (b), where the failure to be so qualified or in good standing, would not, individually or in the aggregate, reasonably be expected to have an Material Adverse Effect.

5.2	Capitalization.

(a) The Purchased Equity Interests are duly authorized, validly issued, fully paid and nonassessable and owned by Atlas or Atlas Subsidiaries (other than the Purchased Entities), free and clear of all Liens, and have not been issued in violation of any preemptive or similar rights, and, immediately after the Sale, AHD will have good and valid title to all of such Purchased Equity Interests, free and clear of all Liens.

(b) Except for equity interests that are Purchased Equity Interests or are held by another Purchased Entity, there are no shares of capital stock or other equity interests of any Purchased Entities authorized, reserved, issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in any of the Purchased Entities or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities or other equity interests of any Purchased Entity, and no securities other equity interests evidencing such rights are authorized, issued or outstanding. None of the Purchased Entities has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders or holders of equity interests of such Purchased Entity on any matter.

(c) There are no voting trusts or other agreements or understandings to which any Purchased Entity is a party with respect to the voting of any equity interests in any Purchased Entity.

(d) All Purchased Entities and their respective jurisdictions of organization are identified in Section 5.2(d) of the Atlas Disclosure Letter.

(e) None of the Purchased Entities has any written or oral understanding or agreement to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person other than a Drilling Partnership.

5.3 Authority Relative to This Agreement. Atlas has all necessary corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement. This Agreement has been duly and validly executed and delivered by Atlas and, assuming the due authorization, execution and delivery of this Agreement by AHD and AHD GP, constitutes a valid, legal and binding agreement of Atlas, enforceable against Atlas in accordance with its terms, except that such enforcement may be subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) general principles of equity.

5.4 Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Atlas or any Atlas Subsidiary for the execution, delivery and performance by Atlas of this Agreement or the consummation by Atlas or any Atlas Subsidiary of the transactions contemplated by this Agreement, except (a) such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, including the mailing to the stockholders of Atlas of an information statement with respect to the AHD Distribution, (b) such filings with and approvals as may be necessary to comply with the rules and regulations of NASDAQ and (c) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement by Atlas nor the consummation by Atlas or any Atlas Subsidiary of the transactions contemplated by this Agreement will (i) conflict with or result in any breach, violation or infringement of any provision of the respective Constituent Documents of Atlas or any Atlas Subsidiary, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens), or any right of termination, amendment, modification, cancellation or acceleration) or require the consent of or other action by any Person under, any of the terms, conditions or provisions of any Contract (including any Transferred Business Contract) to which Atlas or any Atlas Subsidiary is a party or by which any of them or any of their respective properties or assets are bound, or (iii) violate or infringe any Law or Order applicable to Atlas or any Atlas Subsidiary or any of their respective properties or assets, except in the case of (ii) or (iii) for breaches, violations, infringements, defaults, Liens or other rights that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.5 No Default. No Purchased Entity is (and Atlas and the Atlas Subsidiaries are not, with respect to the Transferred Business) in default in the performance of any obligation under, or in violation of any term, condition, covenant or provision of, (i) its Constituent Documents or (ii) any Law or Order applicable to any Purchased Entity or any of its properties, rights or assets, except, in the case of (iii), for defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.6 Title to Drilling Partnership Equity Interests. The Purchased Entities have good and valid title to all of the Drilling Partnership Equity Interests set forth on Section 5.6 of the Atlas Disclosure Letter, free and clear of all Liens, and, immediately after the Sale, the Purchased Entities will have good and valid title to all of such Drilling Partnership Equity Interests, free and clear of all Liens.

5.7 Absence of Certain Changes or Events. Since December 31, 2009, Atlas has conducted the Transferred Business, and the Purchased Entities have conducted their respective businesses, in the ordinary course consistent with past practice, and there has not occurred any event that has had, or would reasonably be expected to have, a Material Adverse Effect.

5.8 Litigation. Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, (a) there is no Action pending or, to the knowledge of Atlas, threatened against Atlas or any of the Atlas Subsidiaries with respect to the Transferred Business or against any of the Purchased Entities, and (b) none of the Purchased Entities is subject to any Order.

5.9 Permits. Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, (a) the Purchased Entities hold and, with respect to the Transferred Business, each of Atlas and the Atlas Subsidiaries hold all Permits necessary for the conduct of their respective businesses as presently conducted and (b) the Purchased Entities are and, with respect to the Transferred Business, each of Atlas and the Atlas Subsidiaries are in compliance with the terms of such Permits.

5.10 Brokers. Except for Jefferies & Co., Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Atlas. Atlas shall be solely responsible for the fees of Jefferies & Co., Inc. under any arrangement made by or on behalf of Atlas.

5.11 Sufficiency of Assets. Except for (a) those assets, properties, rights and services to be provided to the Transferred Business following the Closing pursuant to the terms of the Ancillary Agreements and (b) the assets, properties, rights, Contracts and claims of which Atlas or the Atlas Subsidiaries (other than the Purchased Entities) transfers the benefits and burdens to AHD as of the Closing Date on the terms described in Section 2.7, the assets, properties, rights, Contracts and claims to be transferred to AHD on the Closing Date and the assets, properties, rights, Contracts and claims held by the Purchased Entities (other than the Purchased Entity Retained Assets), taken together, are in all material respects sufficient for the conduct of the Transferred Business immediately following the Closing in substantially the same manner as currently conducted.

5.12 Tax Representations and Warranties. All material Tax Returns required to have been filed by or with respect to the Purchased Entities, the Purchased Assets or the Assumed Liabilities have been filed (taking into account extensions), and all such Tax Returns were correct and complete in all material respects. All material Taxes shown to be due on such Tax Returns have been paid or will be paid by the due date thereof. There is no action, suit, proceeding, investigation, audit or claim pending or threatened in writing with respect to any material Taxes of the Purchased Entities, the Purchased Assets or the Assumed Liabilities. None of the Purchased Entities has granted any extension or waiver of the statute of limitations applicable to any material Tax Return, which period (after giving effect to any extension or waiver) has not yet expired. Each of the Purchased Entities has complied with all applicable Laws relating to the payment and withholding of material Taxes and has duly and timely withheld and paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over.

5.13 Financial Information. Section 5.13 of the Atlas Disclosure Letter sets forth (a) an estimated unaudited consolidated balance sheet of the Transferred Business as of September 30, 2010 and (b) the estimated unaudited statement of results of operations of the Transferred Business for (i) the six months ended June 30, 2010 and (ii) the year ended December 31, 2009 (collectively, the “Financial Statements”). To the knowledge of Atlas, the Financial Statements have been prepared for internal purposes only and from the accounting books and records of Atlas and the Atlas Subsidiaries. Having regard for the purpose for which they were prepared, and without making any representation or warranty as to the conformity of the Financial Statements with GAAP, to the knowledge of Atlas, the Financial Statements present fairly, in all material respects, the consolidated financial position and consolidated results of operations of the Transferred Business as of the dates and for the periods covered thereby.

5.14 Environmental Matters. Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, (a) each of the Purchased Entities and, with respect to the Transferred Business, each of Atlas and the Atlas Subsidiaries are in compliance with all applicable Environmental Laws; (b) none of the Purchased Entities or Atlas or the Atlas Subsidiaries with respect to the Transferred Business has received, in writing, any notice, claim, request for information, complaint or Order and there is no pending or, to the knowledge of Atlas, threatened civil or criminal litigation, claim, notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity or any person, in each case relating to any Environmental Law involving any Purchased Entities or the Transferred Business; and (c) each of the Purchased Entities and Atlas and the Atlas Subsidiaries with respect to the Transferred Business has provided to AHD and AHD GP all reports and studies within their possession or control prepared during the past two years pertaining to Hazardous Materials and compliance with or liability under any Environmental Law relating to any real property or facilities currently or formerly owned, operated, leased or used by any of them.

5.15 Oil and Gas Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of Atlas, all of the Oil and Gas Leases described in Section 2.2(b) which are being developed and operated are being developed, operated and maintained in substantive compliance with such Oil and Gas Leases and applicable Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of Atlas, all of the Oil and Gas Leases described in Section 2.2(b) are in full force and effect and enforceable against Atlas, the applicable Atlas Subsidiary or the applicable Purchased Entity and each other party thereto, in accordance with their terms.

5.16 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement or any other Specified Agreement, none of Atlas or any member of the Atlas Group nor any of their respective agents, Affiliates, officers, directors, employees, agents, representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to any member of the AHD Group, express or implied, at law or in equity, on behalf of Atlas or any member of the Atlas Group, and Atlas, each member of the Atlas Group and each of their respective Affiliates by this Agreement disclaim any such representation or warranty, whether by Atlas, a member of the Atlas Group, or any of their respective agents, Affiliates, officers, directors, employees, agents or representatives or any other Person, notwithstanding the delivery or disclosure to any member of the AHD Group, or any of its officers, directors, employees, agents or representatives or any other Person of any documentation or other information by Atlas, any member of the Atlas Group or any of their respective agents, Affiliates, officers, directors, employees, agents or representatives or any other Person with respect to any one or more of the foregoing.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

OF AHD

AHD represents and warrants to Atlas as follows:

6.1 Organization and Qualification. Each of AHD and AHD GP is (a) a limited partnership or limited liability company duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite limited partnership or limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (b) qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, in the case of clause (b), where the failure to be so qualified or in good standing, would not reasonably be expected to have a material adverse effect on the ability of AHD or AHD GP ability to timely consummate the transactions contemplated by this Agreement.

6.2	Authority Relative to This Agreement; Approval; Opinion of Financial Advisor.

(a) Each of AHD and AHD GP has all necessary limited partnership or limited liability company power and authority, and has taken all limited partnership or limited liability company action necessary, to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement. This Agreement has been duly and validly executed and delivered by each of AHD and AHD GP and, assuming the due authorization, execution and delivery of this Agreement by Atlas, constitutes a valid, legal and binding agreement of AHD and AHD GP, enforceable against AHD and AHD GP in accordance with its terms, except that such enforcement may be subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) general principles of equity.

(b) At a meeting duly called and held, the AHD Special Committee determined by unanimous vote of all of its members that this Agreement and the transactions contemplated hereby are fair and reasonable to AHD, and in the best interests of AHD and the Unaffiliated Unitholders, and recommended that the AHD Board approve AHD’s execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. At a meeting duly called and held, the AHD Board (by unanimous vote of all of its members present (other than Edward Cohen, Jonathan Cohen and Eugene Dubay, who abstained), after considering the recommendations of the AHD Special Committee, has (i) determined that this Agreement and the transactions contemplated hereby are fair and reasonable to AHD, and in the best interests of AHD and the Unaffiliated Unitholders and (ii) approved AHD’s execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. The approval of the members of the AHD Special Committee constitutes “Special Approval” as defined in the AHD LPA.

(c) The AHD Special Committee has received the opinion of Citigroup Global Markets, Inc. (“Citi”) to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the aggregate consideration to be paid by AHD in the Sale is fair, from a financial point of view, to AHD.

6.3 Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of AHD or AHD GP for the execution, delivery and performance by AHD or AHD GP of this Agreement or the consummation by AHD or AHD GP of the transactions contemplated by this Agreement, except (a) State or federal licenses or permits relating to the Transferred Business, (b) such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, including the filing with the SEC of the Written Consent Information Statement, (c) such filings with and approvals as may be necessary to comply with the rules and regulations of the New York Stock Exchange and (d) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the ability of AHD or AHD GP to timely consummate the transactions contemplated by this Agreement. Assuming compliance with the items described in clauses (a) through (d) of the preceding sentence, neither the execution, delivery and performance of this Agreement by AHD and AHD GP nor the consummation by AHD and AHD GP of the transactions contemplated by this Agreement will (i) conflict with or result in any breach, violation or infringement of any provision of the respective Constituent Documents of AHD or AHD GP, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien (except for any Liens that could not reasonably be expected to, individually or in the aggregate, materially interfere with the present or intended use by the Atlas Post-Closing Business, or materially detract from the value of the property encumbered thereby)), or any right of termination, amendment, cancellation or acceleration under, any of the terms, conditions or provisions of any Contract to which AHD or AHD GP is a party or by which any of them or any of their respective properties or assets are bound or (iii) violate or infringe any Law or Order applicable to AHD or AHD GP or any of their respective properties or assets, except in the cases of clauses (ii) and (iii), for such breaches, violations, infringements or Liens that would not, individually or in the aggregate, have a material adverse effect on AHD or AHD GP’s ability to timely consummate the transactions contemplated by this Agreement.

6.4 Broker’s Fees. Except for Citi, which served as financial advisor to the AHD Special Committee, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of AHD or AHD GP. AHD shall be solely responsible for the fees of Citi under any arrangement made by or on behalf of AHD or AHD GP.

6.5 Capitalization. As of November 2, 2010, there were 27,703,704 AHD Common Units issued and outstanding.

6.6 New AHD Common Units. Upon the issuance of the New AHD Common Units pursuant to this Agreement, the New AHD Common Units will be duly authorized, validly issued, fully paid and nonassessable and will not have been issued in violation of any pre-emptive or similar rights and Atlas will have good and valid title to the New AHD Common Units, free and clear of all Liens, it being understood that the New AHD Common Units will be distributed by Atlas in the AHD Distribution.

6.7 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement or any other Specified Agreement, none of AHD GP, AHD or any member of the AHD Group nor any of their respective agents, Affiliates, officers, directors, employees, agents, representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to any member of the Atlas Group, express or implied, at law or in equity, on behalf of AHD GP, AHD or any member of the AHD Group, and AHD, GP, AHD and each member of the AHD Group and each of their respective Affiliates by this Agreement disclaim any such representation or warranty, whether by AHD GP, AHD, a member of the AHD Group, or any of their respective agents, Affiliates, officers, directors, employees, agents or representatives or any other Person, notwithstanding the delivery or disclosure to any member of the Atlas Group, or any of its officers, directors, employees, agents or representatives or any other Person of any documentation or other information by AHD GP, AHD, any member of the AHD Group or any of their respective agents, Affiliates, officers, directors, employees, agents or representatives or any other Person with respect to any one or more of the foregoing.

ARTICLE VII

COVENANTS

7.1	Efforts.

(a) Each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with the others in connection with the foregoing, including using its commercially reasonable efforts (i) to make promptly any filings that may be required by any Governmental Entity, and to supply promptly any additional information or documentary material that may be requested by a Governmental Entity, if any, (ii) to obtain all other consents, approvals and authorizations that are required to be obtained under any federal, State, local or foreign Law or regulation, including all necessary consents, approvals or waivers from equityholders, (iii) to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the Parties to this Agreement to consummate the transactions contemplated by this Agreement, including the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, (iv) to effect as promptly as practicable all necessary registrations, filings and responses to requests for additional information or documentary material from a Governmental Entity, if any, and (v) to fulfill all conditions to this Agreement.

(b) AHD shall use its commercially reasonable efforts to obtain on terms reasonably acceptable to AHD the debt financing contemplated by the Commitment Letter (collectively, the “Financing”), including using commercially reasonable efforts to (i) negotiate definitive agreements with respect to the Financing consistent with the terms and conditions contained in the Commitment Letter, and (ii) satisfy on a timely basis all conditions in such Commitment Letter and definitive agreements. AHD will keep Atlas reasonably apprised on a reasonably current basis of the status of the Financing.

(c) Prior to Closing, Atlas shall, and shall cause the Purchased Entities to, and shall use its commercially reasonable efforts to cause the respective officers, employees and advisors, including legal and accounting, of Atlas and the Purchased Entities to, provide to AHD all cooperation reasonably requested by AHD that is reasonably necessary and customary in connection with the Financing (including (i) participation in meetings, drafting sessions, presentations, road shows and due diligence, (ii) using commercially reasonable efforts to furnish AHD and its financing sources with financial statements and other financial and customary pertinent information regarding the Transferred Business, the Purchased Assets, the Purchased Entities and the Assumed Liabilities as may be reasonably requested by AHD to consummate the Financing, (iii) assisting AHD and the financing sources in the preparation of (A) offering documents and other informational and marketing materials and documents for any portion of the Financing and (B) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts of AHD and the financing sources for any portion of the Financing, (v) reasonably facilitating the pledging of collateral and execution and delivery of definitive financing documents and customary deliverables, and (vi) using commercially reasonable efforts to obtain accountants’ comfort letters, accountants’ consent letters, legal opinions, surveys, title insurance and other customary documents for a secured financing, as reasonably requested by AHD); provided that such requested cooperation shall not unreasonably interfere with the operation of the Transferred Business or Atlas’s other businesses. AHD shall, promptly upon request by Atlas, reimburse Atlas for all reasonable out-of-pocket costs and expenses incurred by Atlas in connection with the cooperation set forth in this Section 7.1(c) and shall indemnify and hold harmless Atlas from and against any and all Losses resulting from or arising out of the arrangement of the Financing and any information utilized in connection therewith.

(d) Subject to applicable legal limitations, Atlas and AHD shall promptly notify the other of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Atlas or AHD (or their respective Representatives), as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. Atlas shall have the right to reasonably direct the strategy of the Parties in a manner consistent with the terms of this Agreement with respect to any communications, meetings or proceedings with any Governmental Entity in connection with obtaining all consents, approvals or actions of any Governmental Entity to consummate and make effective the transactions contemplated by this Agreement.

7.2 Further Assurances. The Parties agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other action as may be necessary to carry out the purposes and intents of this Agreement.

7.3	Conduct of Transferred Business.

(a) From the date hereof until the earlier of the Closing and the termination of this Agreement, except as expressly contemplated by or permitted by this Agreement or any other Specified Agreement, except as set forth in Section 7.3 of the Atlas Disclosure Letter or as consented to in writing by AHD GP (which consent shall not be unreasonably withheld, conditioned or delayed) or except as required by applicable Law, Atlas shall, and shall cause each of the Atlas Subsidiaries to, in each case solely with respect to the operation of the Transferred Business or otherwise Related to the Transferred Business, conduct its business in all material respects in the ordinary course consistent with past practice and, to the extent consistent therewith, use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its material licenses and permits required under applicable Law, and (iii) maintain its key relationships with its material lessors, customers, lenders, suppliers, contractors, joint venture parties, working interest parties and others having material business relationships with it and with Governmental Entities with jurisdiction over oil and gas-related matters; provided, however, that no action with respect to matters specifically addressed by any provision of Section 7.3(b) shall be deemed a breach of this Section 7.3(a) unless such action would constitute a breach of such other provision.

(b) From the date hereof until the earlier of the Closing and the termination of this Agreement, except as (A) expressly contemplated or permitted by this Agreement or any other Specified Agreement, (B) set forth in Section 7.3 of the Atlas Disclosure Letter, (C) consented to in writing by AHD GP (which consent shall not be unreasonably withheld, conditioned or delayed), or (D) required by applicable Law, Atlas shall not, nor shall it permit any of the Atlas Subsidiaries to, in each case solely with respect to the operation of the Transferred Business, directly or indirectly:

(i) amend or propose to amend the Constituent Documents of any of the Purchased Entities;

(ii) issue, sell, transfer, pledge, dispose of, encumber or agree to issue, sell, transfer, pledge, dispose of, or encumber, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of, the capital stock of any class of any Purchased Entity or any debt or equity securities which are convertible into or exchangeable for such capital stock;

(iii) except as would not result in an Assumed Liability hereunder, (A) incur, assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) with respect to any indebtedness for borrowed money or issue any debt securities, other than in the ordinary course of business or (B) make any loan, advance or capital contribution to or investment in any Person other than a Purchased Entity or a Drilling Partnership;

(iv) except with respect to Retained Assets, sell, lease, license, pledge, dispose of or encumber any assets, properties (whether real, personal, tangible or intangible, including Permits), rights or businesses, other than sales or dispositions of assets (i) in the ordinary course of business or (ii) contracted by Atlas or any Atlas Subsidiary in the ordinary course of business prior to the date hereof;

(v) enter into any transaction for, or make, any acquisition of any business, material assets, product lines, business units, business operations, stock or other properties, other than acquisitions in the ordinary course of business;

(vi) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization of the Purchased Entities; or

(vii) authorize any of, or commit to do or enter into any binding Contract with respect to any of the foregoing actions in clauses (i) through (vi).

7.4 Public Announcements. The Parties will consult with and provide each other the reasonable opportunity to review any press release or other public announcement prior to the issuance of such press release or other public announcement relating to this Agreement or the transactions contemplated herein, and shall not issue any such press release or other public announcement prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange and only after as much advance notice to the other as is practicable under the circumstances.

7.5	Termination of Intercompany Agreements; Intercompany Accounts.

(a) Effective at the Closing, all Contracts between Atlas or any of the Atlas Subsidiaries (other than the Purchased Entities), on the one hand, and any Purchased Entity, on the other hand, shall be terminated without any party having continuing obligation to the other, except as set forth on Section 7.5(a) of the Atlas Disclosure Letter.

(b) Effective at the Closing, except as otherwise contemplated hereby or by any Ancillary Agreement, all intercompany receivables and payables then existing between

Atlas or any of the Atlas Subsidiaries (other than the Purchased Entities), on the one hand, and any Purchased Entity, on the other hand, shall be settled, including by way of capital contribution (with respect to intercompany payables due to Atlas or any of the Atlas Subsidiaries (other than the Purchased Entities)) or by way of dividend in kind (with respect to intercompany payables owed by Atlas or any of the Atlas Subsidiaries (other than the Purchased Entities) or investments by the Purchased Entities).

7.6	Use of Names, etc.

(a) At the Closing, AHD will grant, or will cause a member of the AHD Group to grant, to Atlas and the other members of the Atlas Group, a royalty-free, non-exclusive license to use the Atlas Name and Marks and Atlas Name Materials solely to the extent and for the time periods that Atlas and the other members of the Atlas Group are permitted to use Atlas Name and Marks and Atlas Name Materials pursuant to Sections 7.6(b) and 7.6(c).

(b) As promptly as practicable after the Closing Date, but in any event no later than 180 days after the Closing Date in the case of any Atlas Name Materials that are displayed or are available in electronic format and one (1) year after the Closing Date in the case of all other Atlas Name Materials, Atlas and the members of the Atlas Group shall re-label, destroy or exhaust all Atlas Name Materials.

(c) As promptly as practicable after the Closing Date, but in any event within 90 days of the Closing Date, Atlas shall, at Atlas’s sole cost and expense, make all filings required in the jurisdiction of organization of Atlas and each member of the Atlas Group to eliminate the name “Atlas” and any variants thereof from the name of Atlas and each member of the Atlas Group. As promptly as reasonably practicable after the Closing, but in any event no later than one (1) year after the Closing Date, Atlas shall, at Atlas’s sole cost and expense, make all other filings (including assumed name filings) required to reflect the change of name in all applicable records of Governmental Entities.

7.7	Information Statements.

(a) AHD and AHD GP shall comply with the Delaware Act, the AHD LPA, the Exchange Act (including Regulation 14C and Schedule 14C promulgated under the Exchange Act) and the rules and regulations of the New York Stock Exchange in connection with the AHD LPA Amendment and the New AHD Equity Plan Adoption, including (i) preparing and delivering an information statement (as amended or supplemented from time to time, the “Written Consent Information Statement”) to the AHD Limited Partners as required pursuant to the Exchange Act and Section 7.7(b) and (ii) giving prompt notice of the taking of the actions described in the Written Consent in accordance with the AHD LPA to all AHD Limited Partners other than Atlas, together with any additional information required by the Delaware Act.

(b) As promptly as reasonably practicable following the date of this Agreement, AHD shall prepare and file with the SEC the Written Consent Information

Statement. AHD shall use commercially reasonable efforts as promptly as practicable (and after consultation with Atlas) to respond to any comments made by the SEC with respect to the Written Consent Information Statement. AHD will use reasonable best efforts to cause the Written Consent Information Statement to be mailed to the AHD Limited Partners as promptly as practicable after confirmation from the SEC that it has no further comments on the Written Consent Information Statement (or that the Written Consent Information Statement is otherwise not to be reviewed by the SEC). Atlas shall cooperate with AHD in the preparation of the Written Consent Information Statement. Without limiting the generality of the foregoing, (i) Atlas will furnish to AHD the information relating to it and its Affiliates required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Written Consent Information Statement or that is customarily included in information statements prepared in connection with transactions of the type contemplated by this Agreement (including any required financial and other information and financial statements (audited and unaudited) regarding the Transferred Business, the Purchased Assets, the Purchased Entities and the Assumed Liabilities), and (ii) prior to the filing with the SEC, or the mailing to the AHD Limited Partners, of the Written Consent Information Statement, AHD shall provide Atlas with a reasonable opportunity to review and comment on, and AHD shall reasonably consider all comments reasonably proposed by Atlas with respect to, the Written Consent Information Statement. AHD shall notify Atlas promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for any amendments or supplements to the Written Consent Information Statement, and AHD shall provide Atlas with a reasonable opportunity to review and comment on any such comments or requests from the SEC or its staff and AHD shall reasonably consider all comments reasonably proposed by Atlas in connection with any filings with the SEC or its staff in response thereto, and if required, AHD shall mail to the AHD Limited Partners, as promptly as reasonably practicable, such amendment or supplement.

(c) The Parties will prepare and mail, and file with the SEC, prior to the Closing Date, to the holders of Atlas Common Stock, such documents and information concerning the AHD Distribution and such other matters as Atlas and AHD reasonably determine may be required by Law to be so mailed or filed, including any information statement or registration statement (and any prospectus included therein) pursuant to the Exchange Act or the Securities Act, in order to effect the AHD Distribution. The Parties will cooperate in the preparation, mailing and filing of any such documents or information.

7.8	Confidentiality.

(a) From and after the Closing, subject to Section 7.8(c) and except as contemplated by or otherwise provided in this Agreement or any Ancillary Agreement, Atlas shall not, and shall cause its Affiliates and its and their respective officers, directors, employees, and other agents and representatives, including attorneys, agents, customers, suppliers, contractors, consultants and other representatives of any Person providing financing (collectively, “Representatives”), not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than Atlas’s Affiliates or its or their respective Representatives who reasonably need to know such information in providing services to any member of the Atlas Group or use or otherwise exploit for its own benefit or for the benefit of any third Person, any AHD Confidential Information. If any disclosures are made in connection with providing services to any member of the Atlas Group under this Agreement or any Ancillary Agreement, then the AHD Confidential Information so disclosed shall be used only as required to perform such services. Atlas shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the AHD Confidential Information by any of its Affiliates or its or their respective Representatives as it currently uses for its own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 7.8(a), any Information, material or documents relating to the AHD Post-Closing Business furnished to, or in possession of, any member of the Atlas Group, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by any member of the Atlas Group or its officers or directors, that contain or otherwise reflect such information, material or documents is hereinafter referred to as “AHD Confidential Information.” AHD Confidential Information does not include, and there shall be no obligation under this Section 7.8(a) with respect to, information that (i) is or becomes generally available to the public, other than as a result of a disclosure by Atlas not otherwise permissible hereunder or under any Ancillary Agreement, (ii) Atlas can demonstrate was or became available to Atlas from a source other than any member of the AHD Group; provided, however, that, in the case of this clause (ii), the source of such information was not known by Atlas to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, any member of the AHD Group with respect to such information or (iii) is developed independently by Atlas without reference to the AHD Confidential Information.

(b) From and after the Closing, subject to Section 7.8(c) and except as contemplated by this Agreement or any Ancillary Agreement, AHD shall not, and shall cause its Affiliates and its and their respective Representatives, not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than AHD’s Affiliates or its or their respective Representatives who reasonably need to know such information in providing services to AHD or any member of the AHD Group or use or otherwise exploit for its own benefit or for the benefit of any third Person, any Atlas Confidential Information. If any disclosures are made in connection with providing services to any member of the AHD Group under this Agreement or any Ancillary Agreement, then the Atlas Confidential Information so disclosed shall be used only as required to perform such services. The AHD Group shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the Atlas Confidential Information by any of their Representatives as they currently use for their own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 7.8(b), any Information, material or documents relating to the Atlas Post-Closing Business furnished to, or in possession of, any member of the AHD Group, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by any member of the AHD Group or its officers or directors, that contain or otherwise reflect such information, material or documents is hereinafter referred to as “Atlas Confidential Information.” Atlas Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is or becomes generally available to the public, other than as a result of a disclosure by any member of the AHD Group not otherwise permissible hereunder or under any Ancillary Agreement, (ii) AHD can demonstrate was or became available to AHD from a source other than any member of the Atlas Group; provided, however, that, in the case of this clause (ii), the source of such information was not known by AHD to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, any member of the Atlas Group with respect to such information or (iii) is developed independently by such member of the AHD Group without reference to the Atlas Confidential Information.

(c) From and after the Closing, if Atlas or any of its Affiliates, on the one hand, or AHD or any of its Affiliates, on the other hand, are requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any Governmental Entity or pursuant to applicable Law to disclose or provide any AHD Confidential Information or Atlas Confidential Information, as applicable, the Person receiving such request or demand shall use commercially reasonable efforts to provide the other Party with written notice of such request or demand as promptly as practicable under the circumstances so that such other Party shall have an opportunity to seek an appropriate protective order. The Party receiving such request or demand agrees to take, and cause its representatives to take, at the requesting Party’s expense, all other reasonable steps necessary to obtain confidential treatment by the recipient. Subject to the foregoing, the Party that received such request or demand may thereafter disclose or provide any AHD Confidential Information or Atlas Confidential Information, as the case may be, to the extent required by such Law (as so advised by counsel) or by lawful process or such Governmental Entity.

(d) Each of Atlas and AHD acknowledges that it and the other members of its Group may have in their possession confidential or proprietary information of third Persons that was received under confidentiality or non-disclosure agreements with such third Person prior to the Closing Date. Atlas and AHD each agrees that, from and after the Closing, it will hold, and will cause the other members of its Group and their respective Representatives to hold, in strict confidence the confidential and proprietary information of third Persons to which it or any other member of its respective Group has access, in accordance with the terms of any agreements entered into prior to the Closing Date between or among one or more members of the applicable Party’s Group and such third Persons.

7.9	Oil and Gas Matters.

(a) Prior to the Closing, Atlas shall use commercially reasonable efforts to take, or cause to be taken, curative action (including the preparation and execution of correction assignments and the filing and recording thereof) in order to help ensure that, at Closing, the title to the Oil and Gas Leases of Atlas and the Atlas Subsidiaries (other than Oil and Gas Leases that are Purchased Assets) is distinctly discernable in accordance with acceptable industry practice in the relevant jurisdiction between Atlas or an Atlas Subsidiary (other than a Purchased Entity) and the interests in such Oil and Gas Leases that are Assets of Drilling Partnerships. From and after the Closing, each of Atlas and AHD shall, upon reasonable request of the other, use commercially reasonable efforts to take, or cause to be taken, curative action (including the preparation and execution of correction assignments and the filing and recording thereof) in order to help ensure that the title to the Oil and Gas Leases of Atlas and the Atlas Subsidiaries (other than Oil and Gas Leases that are Purchased Assets) is distinctly discernable in accordance with acceptable industry practice in the relevant jurisdiction between Atlas or an Atlas Subsidiary and AHD and the Purchased Entities.

(b) AHD and Atlas will provide one another reasonable access to any easements, rights of way or surface rights (including (i) roads, or other routes of ingress or egress, and (ii) wellsites on which both AHD and Atlas wells are situated) necessary or convenient for the operation of AHD’s and Atlas’ Oil and Gas Leases; provided, however, that the foregoing right is conditioned upon and subject to compliance by Atlas or AHD, as applicable, while on site with the written safety policies and procedures of the other and applicable Laws and the terms of the relevant Oil and Gas Lease.

7.10	Insurance Matters.

(a) With respect to events or circumstances relating to the Purchased Assets, assets and liabilities of the Purchased Entities, Assumed Liabilities, the members of the AHD Group and the employees of the members of the AHD Group that occurred or existed prior to the Closing that are covered by the AHD Group’s or the Atlas Group’s occurrence-based liability insurance policies and any workers’ compensation insurance policies and/or comparable workers’ compensation self-insurance, State or country programs that are in effect prior to the Closing (the “Pre-Closing Insurance Policies”), AHD may make claims under such policies and programs to the extent such policies and programs are available, and Atlas shall take such actions as may reasonably be requested by AHD in connection with the tendering of such claims to the applicable insurers under such Pre-Closing Insurance Policies and to provide AHD with the net proceeds (less any reasonable out-of-pocket costs of Atlas from making the claim on behalf of AHD) it realizes with respect to such claims; provided, however that (i) AHD shall be liable for all uninsured or uncovered amounts for such claims and (ii) AHD shall notify Atlas of all such coverage claims made. The rights of the members of the AHD Group pursuant to this Section 7.10 shall include any and all rights of an insured party with respect to such claims, including but not limited to the receipt of insurance proceeds, rights of indemnity and the right to be defended by or at the expense of the insurer. For the avoidance of doubt, Atlas shall retain all rights to control its insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and programs, notwithstanding whether any such policies or programs apply to any Liabilities of AHD; provided that Atlas shall not take any action or omit to take any action for the purpose of limiting AHD’s ability to make claims and recover proceeds pursuant to this Section 7.10 (it being understood that actions undertaken by Atlas for other purposes may have such effect). Atlas agrees to cooperate with AHD in the administration and handling of insurance claims under this Section 7.10, and to keep AHD informed on a continuing basis of remaining aggregate limits of coverage, deductible payments, retrospective premium payments and other material matters relevant to continued dealings with insurers providing coverage for Liabilities of the members of the AHD Group. With respect to any open claims as of the Closing against the Pre-Closing Insurance Policies relating to the Purchased Assets, assets and liabilities of the Purchased Entities, Assumed Liabilities, the members of the AHD Group or the employees of the members of the AHD Group, Atlas shall, upon the request of AHD and at AHD’s sole expense, use its commercially reasonable efforts to pursue such claims and receive proceeds in respect thereof.

(b) Nothing in this Agreement is intended to relieve any insurer of any Liability under any insurance policy. Nothing in this Agreement shall be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any member of the Atlas Group in respect of any member of the Atlas Group’s insurance policies and programs or any other contract or policy of insurance.

7.11 Ancillary Agreements. Effective at the Closing, AHD and Atlas, or such of their respective Subsidiaries as appropriate, shall enter into (a) a transition services agreement with the financial terms set forth in Exhibit D and otherwise substantially in the form of Exhibit D (the “Transition Services Agreement”), (b) a Pennsylvania operating services agreement with the financial terms set forth in Exhibit E and otherwise substantially in the form of Exhibit E (the “Pennsylvania Operating Services Agreement”), (c) a Michigan operating services agreement with the financial terms set forth in Exhibit F and otherwise substantially in the form of Exhibit F (the “Michigan Operating Services Agreement”) and (d) a petro-technical operating services agreement with the financial terms set forth in Exhibit G and otherwise substantially in the form of Exhibit G (the “Petro-Technical Services Agreement” and, together with the Transition Services Agreement, the Pennsylvania Operating Services Agreement, the Michigan Operating Services Agreement, the Petro-Technical Services Agreement and the Employee Matters Agreement, the “Ancillary Agreements”).

7.12	AHD Non-hire/Non-interference.

(a) AHD agrees that, for a period of two (2) years following the Closing Date, it shall not, directly or indirectly, either alone or in association with any other Person:

(i) solicit or knowingly encourage any lessor, sublessor or licensor in connection with any Oil and Gas Lease that is a Retained Asset or any Person who is a party to any such Oil and Gas Lease, to terminate or materially diminish its relationship with, or negotiate new or different contracts or terms of business (in each case, the effect of which would be material to such relationship, contract or terms of business) with, Atlas and the Atlas Subsidiaries or solicit (including entering into any “top lease” with) any such lessor, sublessor, licensor or other Person with the purpose of adversely affecting any Oil and Gas Lease that is a Retained Asset; or

(ii) solicit or knowingly encourage any Person, who is at such time, a customer, supplier or contractor, including title attorneys, abstractors and land brokers, of the Atlas Post-Closing Business to terminate or materially diminish its relationship with, or negotiate new or different contracts or terms of business (in each case, the effect of which would be material to such relationship, contract or terms of business) with, the Atlas Group or solicit any such customer, supplier or contractor, including title attorneys, abstractors and land brokers, for the purpose of adversely affecting any Contract that is a Retained Asset.

(b) Notwithstanding the provisions of Section 7.12(a) and without implicitly agreeing that the following activities would be subject to the provisions of Section 7.12(a), nothing in Section 7.12(a) shall preclude, prohibit or restrict AHD from conducting the AHD Post-Closing Business in the ordinary course of business consistent with past practice, including, but not limited to, engaging in the exploration, development, production and sale of Hydrocarbons from the interests in the Oil and Gas Leases and Wells assigned to any Drilling Partnership, and the gathering, processing, storage, disposition and transportation of such Hydrocarbons and matters related thereto.

(c) AHD agrees that, for a period of two (2) years following the Closing Date, AHD will not solicit for employment or hire any Retained Employee who was at any time during the six (6)-month period immediately prior to such solicitation or hiring, or is at such time, an employee of Chevron, Atlas or their respective Subsidiaries (each, an “AHD Prohibited Individual”); provided that this Section 7.12(c) shall not prohibit AHD from, directly or indirectly, soliciting or hiring any AHD Prohibited Individual who was terminated by Chevron, Atlas or their respective Subsidiaries (it being agreed that a general non-directed solicitation for employment, in and of itself, shall not constitute a solicitation prohibited by this Section 7.12(c), provided that the foregoing general non-directed solicitation shall not permit any hiring otherwise prohibited by this Section 7.12(c)).

7.13	Atlas Non-hire/Non-interference.

(a) Atlas agrees that, for a period of two (2) years following the Closing Date, it shall not, and shall cause all of the Atlas Subsidiaries not to, directly or indirectly, either alone or in association with any other Person:

(i) solicit or knowingly encourage any lessor, sublessor or licensor in connection with any Oil and Gas Lease in a Specified State that is a Purchased Asset or any Person who is a party to any such Oil and Gas Lease, to terminate or materially diminish its relationship with, or negotiate new or different contracts or terms of business (in each case, the effect of which would be material to such relationship, contract or terms of business) with, AHD and the AHD Group or solicit (including entering into any “top lease” with) any such lessor, sublessor, licensor or other Person with the purpose of adversely affecting any Oil and Gas Lease in a Specified State that is a Purchased Asset; or

(ii) solicit or knowingly encourage any Person, who is at such time, a customer, supplier or contractor, including title attorneys, abstractors and land brokers, of the AHD Post-Closing Business to terminate or materially diminish its relationship with, or negotiate new or different contracts or terms of business (in each case, the effect of which would be material to such relationship, contract or terms of business) with, the AHD Group or solicit any such customer, supplier or contractor, including title attorneys, abstractors and land brokers, for the purpose of adversely affecting any Contract primarily related to operations in a Specified State that is a Purchased Asset.

(b) Notwithstanding the provisions of Section 7.13(a) and without implicitly agreeing that the following activities would be subject to the provisions of Section 7.13(a), nothing in Section 7.13(a) shall preclude, prohibit or restrict Atlas from conducting the Atlas Post-Closing Business in the ordinary course of business consistent with past practice, including, but not limited to, engaging in the exploration, development, production and sale of Hydrocarbons from the interests in the Oil and Gas Leases and Wells that are Retained Assets, and the gathering, processing, storage, disposition and transportation of such Hydrocarbons and matters related thereto.

(c) Atlas agrees that, for a period of two (2) years following the Closing Date, Atlas will not, and shall cause all of the Atlas Subsidiaries not to solicit for employment or hire any individual who was at any time during the six (6)-month period immediately prior to such solicitation or hiring, or is at such time, an employee of AHD or any member of the AHD Group or their respective Subsidiaries (each, an “Atlas Prohibited Individual”); provided that this Section 7.13(c) shall not prohibit Atlas from soliciting or hiring any Atlas Prohibited Individual who was terminated by AHD or any of its Subsidiaries (it being agreed that a general non-directed solicitation for employment, in and of itself, shall not constitute a solicitation prohibited by this Section 7.13(c), provided that the foregoing general non-directed solicitation shall not permit any hiring otherwise prohibited by this Section 7.13(c)).

7.14	Indemnification; Directors and Officers Insurance.

(a) All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the effective time of the Closing now existing in favor of the current or former directors, officers or employees of AHD GP, AHD or any Purchased Entity, as provided in the certificate of incorporation or bylaws of Atlas or in any agreement, shall survive and shall continue in full force and effect in accordance with their terms. From and after the Closing, Atlas shall pay, perform and discharge, in accordance with their respective terms, Atlas’ obligations with respect to such rights to exculpation, indemnification and advancement of expenses.

(b) Prior to the Effective Time, Atlas shall obtain and fully pay for “tail” prepaid insurance policies with a claim period of six (6) years from and after the Effective Time (as defined in the Merger Agreement) from an insurance carrier believed to be sound and reputable with respect to directors’ and officers’ liability insurance and fiduciary insurance (collectively, “D&O Insurance”), for AHD GP’s and AHD’s current and former directors and officers, but only for facts or events that occurred at or prior to the Effective Time, which D&O Insurance (i) shall not have an annual premium in excess of 250% of the last annual premium paid by Atlas (the “Maximum Premium”) prior to the date hereof for its existing D&O Insurance, (ii) has terms, conditions, retentions and limits of coverage at least as favorable as the existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and consummation of the transaction contemplated hereby); provided, however, that if terms, conditions, retentions and limits of coverage at least as favorable as Atlas’ existing D&O Insurance cannot be obtained or can be obtained only by paying an annual premium in excess of the Maximum Premium, Atlas shall only be required to obtain as much similar insurance as is reasonably practicable for an annual premium equal to the Maximum Premium and (iii) Atlas shall maintain such policies in full force and effect, for its full six (6) year term, and to continue to honor its respective obligations thereunder. If Atlas for any reason fails to obtain such “tail” prepaid insurance as of the Effective Time, Atlas shall continue to maintain in effect, for a period of six (6) years from and after the effective time of the Merger for AHD GP’s and AHD’s current and former directors and officers, but only for facts or events that occurred at or prior to the Effective Time, the D&O Insurance, which D&O Insurance (i) shall not have an annual premium in excess of the Maximum Premium, (ii) has terms, conditions, retentions and limits of coverage at least as favorable as the Company’s existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and consummation of the transaction contemplated hereby); provided, however, that if terms, conditions, retentions and limits of coverage at least as favorable as Atlas’ existing D&O Insurance cannot be obtained or can be obtained only by paying an annual premium in excess of the Maximum Premium, Atlas shall only be required to obtain as much similar insurance as is reasonably practicable for an annual premium equal to the Maximum Premium and (iii) Atlas shall maintain such policies in full force and effect, for its full six (6) year term, and to continue to honor its respective obligations thereunder.

(c) The obligations of Atlas under this Section 7.14 shall not be terminated, amended or modified in any manner so as to materially adversely affect any Person (including such Person’s successors, heirs and legal representatives) entitled to exculpation, indemnification, advancement of expenses or insurance coverage as provided in this Section 7.14 without the consent of such affected Person (it being expressly agreed that the Persons to whom this Section 7.14 applies shall be third-party beneficiaries of this Section 7.14, and this Section 7.14 shall be enforceable by such Persons and their respective successors, heirs and legal representatives and shall be binding on all successors and permitted assigns of Atlas).

(d) In the case of any conflict between this Section 7.14 and Section 7.10, the provisions of this Section 7.14 shall control. Atlas shall not exercise any of the rights granted or reserved to it in Section 7.10 with respect to D&O Insurance in a manner that would reasonably be expected to impair the ability of AHD, AHD GP and the AHD Indemnitees to recover AHD Losses from D&O Insurance.

7.15 Certain Joint HBP Interests. Following the Closing:

(a) AHD shall provide to Atlas, no later than 10 days following the end of each month, a written report indicating each gas Well located on a Joint HBP Interest with average natural gas production in the prior month of less than 30 mcf/month, listing the relevant Joint HBP Interest, the Well name, and the average daily production for the prior month for each such Well.

(b) If AHD makes a determination to abandon or Permanently Shut In a Well on a Joint HBP Interest (each such well, an “Abandoned Well”), AHD shall provide Atlas with written notice of such determination no less than 45 days (to the extent reasonably possible) prior to such abandonment or such shut in. Within 45 days of such notice, Atlas shall have the right, to the extent permitted by the Joint HBP Interest, to take over such Abandoned Well and receive an assignment of the associated leasehold interest (or partial leasehold interest) by providing AHD with an irrevocable written notice of such election (the date of such written notice being the “Assignment Effective Date”). Within 10 days from the Assignment Effective Date, AHD shall deliver (and shall use its commercially reasonable efforts (without the obligation to pay any consideration or fee) to cause any other owner of leasehold interests to deliver) an assignment of all associated leasehold interest, including a bill of sale for the Abandoned Well, which assignment shall be made effective as of the Assignment Effective Date. Upon receipt of the assignment from AHD and assignments, if any, from any other owners of leasehold interests, Atlas will be deemed to have acquired the Abandoned Well, AHD’s associated leasehold interest and any such third party associated leasehold interest as of the Assignment Effective Date together with all rights, responsibilities, assets and liabilities of AHD and such other owners of leasehold interests, if any, that deliver an assignment, in each case associated with or arising from such Abandoned Well and the assignment of the interests therein, including associated plugging, abandonment, restoration, reclamation, environmental, lessee and other liabilities of any kind or character, and Atlas shall indemnify, defend and hold harmless the AHD Indemnified Parties from the same. Within 90 days after execution of this Agreement the parties will agree to a mutually satisfactory form of assignment and bill of sale to be used as the form for all conveyances made pursuant to this Section 7.15(b).

7.16 Drilling Arrangements. Prior to Closing, AHD and Atlas shall establish and implement with immediate effect at Closing mutually satisfactory arrangements (the “Drilling Arrangements”) to ensure AHD has the capabilities of identified drilling rigs and related services necessary to drill and/or complete the planned drilling program identified to Atlas by AHD prior to the date hereof, which reflected the planned wells set forth on Schedule 1.1 of the Petro-Technical Services Agreement. The Drilling Arrangements will be negotiated in good faith by AHD and Atlas within a reasonable period of time prior to the anticipated Closing Date and will reflect industry standard terms providing for the assignment to AHD and, following completion of applicable operations, the subsequent re-assignment to Atlas of those contracts available to Atlas or the Atlas Subsidiaries that are expected to be utilized in the planned drilling program. It is understood that industry standard terms include the consent of the various contractors to the assignment and re-assignment of the applicable contracts, effective novation of AHD for Atlas with respect to the applicable contracts to the extent relating to services provided to AHD during the period of assignment and full indemnification of Atlas by AHD from and against all Losses relating to the period of the assignment.

ARTICLE VIII

ACCESS TO INFORMATION

8.1 Access to Books and Records Prior to Closing. Until the Closing, Atlas shall, and shall cause each of the Atlas Subsidiaries and each of Atlas’s and the Atlas Subsidiaries’ officers, employees and agents to, afford to representatives of AHD reasonable access to the facilities, properties, employees, books and records of Atlas and the Atlas Subsidiaries, with respect to the Transferred Business and the Purchased Entities, during normal business hours consistent with applicable Law and in accordance with the reasonable procedures established by Atlas.

8.2	Agreement for Exchange of Information; Archives.

(a) After the Closing and until the fifth anniversary of the Closing Date, each of Atlas and AHD, on behalf of its respective Group, agrees to provide, or cause to be provided, to the other Group, as soon as reasonably practicable after written request therefor, any Information in the possession or under the control of such respective Group which the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Entity having jurisdiction over the requesting Party, (ii) to carry out its human resources functions or to establish, assume or administer its benefit plans or payroll functions, (iii) in order to satisfy audit, accounting or other similar requirements, or (iv) to comply with its obligations under this Agreement or any Ancillary Agreement; provided, however, that in the event that any Party determines that any such provision of Information could be commercially detrimental, violate any Law or agreement, or waive any attorney-client privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require any member of the AHD Group to provide any Restricted Data to any Person.

(b) After the Closing and until the fifth anniversary of the Closing Date, (i) AHD and its authorized accountants, counsel and other designated representatives shall have access during regular business hours (as in effect from time to time) to the documents and objects of historic significance that relate to the AHD Post-Closing Business that are located in archives retained or maintained by any member of the Atlas Group, and (ii) AHD may obtain copies of documents for bona fide business purposes and may obtain objects for exhibition purposes for commercially reasonable periods of time if required for such bona fide business purposes; provided, that AHD shall cause any such objects to be returned (a) promptly after the same are no longer being used by AHD or upon reasonable request of Atlas and (b) in the same condition in which they were delivered to AHD and AHD shall comply with any rules, procedures or other requirements, and shall be subject to any restrictions (including prohibitions on removal of specified objects), that are then applicable to Atlas.

(c) After the Closing and until the fifth anniversary of the Closing Date, (i) Atlas and its authorized accountants, counsel and other designated representatives shall have access during regular business hours (as in effect from time to time) to the documents and objects of historic significance that relate to the Atlas Post-Closing Business that are located in archives retained or maintained by any member of the AHD Group and (ii) Atlas may obtain copies of documents for bona fide business purposes and may obtain objects for exhibition purposes for commercially reasonable periods of time if required for such bona fide business purposes; provided, that Atlas shall cause any such objects to be returned (a) promptly after the same are no longer being used by Atlas or upon reasonable request of AHD and (b) in the same condition in which they were delivered to Atlas and Atlas shall comply with any rules, procedures or other requirements, and shall be subject to any restrictions (including prohibitions on removal of specified objects), that are then applicable to AHD.

8.3 Ownership of Information. Any Information owned by one Group that is provided to a requesting Party pursuant to Section 8.2 shall be deemed to remain the property of the providing Party, except where such Information is an asset of the requesting Party pursuant to the provisions of this Agreement or any Ancillary Agreement. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any Information requested or provided pursuant to Section 8.2.

8.4 Compensation for Providing Information. The Party requesting Information agrees to reimburse the other Party for the reasonable out-of-pocket costs and expenses, if any, of creating, gathering and copying such Information (including any costs and expenses incurred in any review of Information for purposes of protecting the privileged Information of the providing Party or in connection with the restoration of backup tapes for purposes of providing the requested Information), to the extent that such costs are incurred in connection with such other Party’s provision of Information in response to the requesting Party.

8.5	Record Retention.

(a) To facilitate the possible exchange of Information pursuant to this Article VIII and other provisions of this Agreement after the Closing, the Parties agree to use their commercially reasonable efforts to retain all Information in their respective possession or control until the fifth anniversary (subject to such longer period as required by Tax Law) of the Closing Date (including any Information that is subject to a “Litigation Hold” issued by either AHD or Atlas prior to the Closing Date).

(b) Except in accordance with its policies and ordinary course practices, no Party will destroy, or permit any of its Subsidiaries to destroy, any Information that would, in accordance with such policies or ordinary course practices, be archived or otherwise filed in a centralized filing system by such Party or its applicable Subsidiaries; provided, however, that (i) in the case of any Information relating to employee benefits, no Party will destroy, or permit any of its Subsidiaries to destroy, any such Information until the expiration of the applicable statute of limitations (giving effect to any extensions thereof), (ii) in the case of any Information relating to a pending or threatened Action (including any pending or threatened investigation by a Governmental Entity) that is known to the members of the Group in possession of such Information, the Parties shall comply with the requirements of the applicable “Litigation Hold” (provided, that, with respect to any pending or threatened Action arising after the Closing Date, the requirements of this clause (ii) shall apply only to the extent that whichever member of the Atlas Group or the AHD Group that is in possession of such Information has been notified in writing pursuant to a “Litigation Hold” by the other Party of such pending or threatened Action), (iii) no Party will destroy, or permit any of its Subsidiaries to destroy, any Information required to be retained by applicable Law and (iv) the applicable Party that desires (or whose Subsidiary desires) to destroy such information shall give the other Party reasonable advance notice of such destruction in order to permit such other Party to access and copy such information in accordance with this Article VIII.

(c) In the event of any Party’s inadvertent failure to comply with this Section 8.5, such Party shall be liable to the other Party solely for the amount of any monetary fines or penalties imposed or levied against such other Party by a Governmental Entity (which fines or penalties shall not include any Liabilities asserted in connection with the claims underlying the applicable Action, other than fines or penalties resulting from any claim of spoliation) as a result of such other Party’s inability to produce Information caused by such inadvertent failure and shall not otherwise be liable hereunder or under any Ancillary Agreement to such other Party for such inadvertent failure.

8.6	Other Agreements Providing for Exchange of Information.

(a) The rights and obligations granted under this Article VIII are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of Information set forth in any Ancillary Agreement.

(b) Any Party that receives, pursuant to a request for Information in accordance with this Article VIII, Information that is not relevant to its request shall (i) either destroy such Information or return it to the providing Party and (ii) deliver to the providing Party a certificate certifying that such Information was destroyed or returned, as the case may be, which certificate shall be signed by an officer of the requesting Party holding the title of vice president or above.

(c) When any Information provided by one Group to the other (other than Information provided pursuant to Section 8.5) is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement or is no longer required to be retained by applicable Law, the receiving Party will promptly after request of the other Party either return to the other Party all Information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or certify to the other Party that it has destroyed such Information (and such copies thereof and such notes, extracts or summaries based thereon).

8.7	Production of Witnesses; Records; Cooperation.

(a) After the Closing, except in the case of an adversarial Action by one Party against another Party, each Party hereto shall use its commercially reasonable efforts to make available to each other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved. The requesting Party shall bear all out-of-pocket costs and expenses in connection therewith.

(b) The obligation of the Parties to provide witnesses pursuant to this Section 8.7 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses the persons specified therein without regard to whether the witness or the employer of the witness could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 8.7(a)).

(c) For the avoidance of doubt, the provisions of this Section 8.7 are in furtherance of the provisions of Section 8.2 and shall not be deemed to in any way limit or otherwise modify the Parties’ rights and obligations under Section 8.2.

8.8	Privileged Matters.

(a) The Parties recognize that legal and other professional services that have been and will be provided prior to the Closing have been and will be rendered for the collective benefit of each of the members of the Atlas Group and the AHD Group. The Parties recognize that legal and other professional services will be provided following the Closing, which services will be rendered solely for the benefit of the Atlas Group or the AHD Group, as the case may be.

(b) The Parties agree as follows:

(i) Atlas shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with any privileged Information that relates solely to the Atlas Post-Closing Business and not to the AHD Post-Closing Business, whether or not the privileged Information is in the possession or under the control of any member of the Atlas Group or any member of the AHD Group; and

(ii) AHD shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with any privileged Information that relates solely to the AHD Post-Closing Business and not to the Atlas Post-Closing Business, whether or not the privileged Information is in the possession or under the control of any member of the AHD Group or any member of the Atlas Group.

(c) Subject to the restrictions set forth in this Section 8.8, the Parties agree that they shall have a shared privilege, each with equal right to assert or waive any such shared privilege, with respect to all privileges not allocated pursuant to Section 8.8(b) and all privileges relating to any Actions or other matters that involve both the Atlas Group and the AHD Group.

(d) Subject to Sections 8.8(e) and (f), no Party may waive any privilege that could be asserted under any applicable Law, and in which the other Party has a shared privilege, without the consent of the other Party, which consent shall (i) not be unreasonably withheld, conditioned or delayed, (ii) be in writing and (iii) be deemed to be granted unless written objection is made within 20 days after notice has been given to the other Party requesting such consent.

(e) In the event of any Actions between Atlas and AHD, or any members of their respective Groups, either Party may waive a privilege in which the other Party or member of such other Party’s Group has a shared privilege, without obtaining consent pursuant to Section 8.8(d); provided, that such waiver of a shared privilege shall be effective only as to the use of Information with respect to the Action between the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared privilege with respect to any third Person.

(f) If any dispute arises between Atlas and AHD, or any members of their respective Groups, regarding whether a privilege should be waived to protect or advance the interests of either the Atlas Group or the AHD Group, each Party agrees that it shall (i) negotiate with the other Party in good faith, (ii) endeavor to minimize any prejudice to the rights of the other Party and (iii) not unreasonably withhold, condition or delay consent to any request for waiver by the other Party. Further, each Party specifically agrees that it will not withhold its consent to the waiver of a privilege for any purpose except to protect its own legitimate interests.

(g) Upon receipt by either Party, or by any member of its respective Group, of any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of Information subject to a shared privilege or as to which another Party has the sole right hereunder to assert a privilege, or if either Party obtains knowledge that any of its, or any member of its respective Group’s, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests that may reasonably be expected to result in the production or disclosure of such privileged Information, such Party shall promptly notify the other Party of the existence of the request (which notice shall be delivered to such other Party no later than five Business Days following the receipt of any such subpoena, discovery or other request) and shall provide the other Party a reasonable opportunity to review the Information and to assert any rights it or they may have under this Section 8.8 or otherwise to prevent the production or disclosure of such privileged Information.

(h) The transfer of all Information pursuant to this Agreement is made in reliance on the agreement of Atlas and AHD set forth in this Section 8.8 and in Section 7.8 to maintain the confidentiality of privileged Information and to assert and maintain all applicable privileges. The Parties agree that their respective rights to any access to Information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement, and the transfer of privileged Information between the Parties and members of their respective Groups pursuant to this Agreement, shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise.

8.9 Joint Defense Agreements. In furtherance of the Parties’ agreements under Sections 8.7 and 8.8, Atlas and AHD shall, and shall cause applicable members of their respective Group to, maintain their respective separate and joint privileges and immunities (including any applicable attorney-client privilege or work product immunity), including by executing joint defense and common interest agreements where necessary or useful for this purpose.

8.10 Modification of Definition of Merger Agreement and Merger. In the event that Atlas terminates the Merger Agreement pursuant to Section 8.1(d)(ii) of the Merger Agreement in order to enter into a definitive agreement (the “New Merger Agreement”) with a third party (the “New Buyer”) respect to a Superior Proposal (as defined in the Merger Agreement) (the “New Merger”), and Atlas does not terminate this Agreement pursuant to Section 11.1(d)(ii) of this Agreement within thirty days of such termination of the Merger Agreement, then, after such thirty-day period, (a) the New Merger Agreement shall be treated as the Merger Agreement for purposes of this Agreement; (b) the New Merger shall be treated as the Merger for purposes of this Agreement, and (c) the New Buyer and its designated subsidiary shall be treated as Chevron and Merger Sub for purposes of Section 10.3(d) of this Agreement.

ARTICLE IX

TAX MATTERS

9.1 Payment of Taxes. Notwithstanding any other provisions of this Agreement, from and after the Closing Date, AHD shall be liable on an after-tax basis to, and shall indemnify and hold harmless, Atlas and each other member of the Atlas Group, any successors or assigns against Taxes (including Excluded Taxes) imposed on or with respect to the Transferred Business, Purchased Equity Interests, the Purchased Assets and the Assumed Liabilities, with respect to any taxable years or periods; provided, however, that (x) AHD shall not be required to reimburse Atlas or any member of the Atlas Group for Taxes actually paid by Atlas or any member of the Atlas Group prior to the Closing Date and (y) AHD shall not be liable for and shall have no obligation to indemnify or hold harmless Atlas or any other member of the Atlas Group for any income Taxes of Atlas or any other member of the Atlas Group (other than any income Taxes of the Purchased Entities). AHD shall be responsible for and shall timely pay all excise, sales, transfer, real estate transfer, documentary, filing, recordation, conveyance, recording and other similar taxes, levies, fees and charges (collectively, “Transfer Taxes”), that may be imposed upon, or be payable or collectible or incurred in connection with, the transfer of the Purchased Assets, and Atlas shall be responsible for and shall timely pay all Transfer Taxes that may be imposed upon, or be payable or collectible or incurred in connection with, the transfer of the Purchased Entity Retained Assets, in each case pursuant to this Agreement. AHD and Atlas shall cooperate in the timely making and filing of all filings, Tax Returns, reports and forms as may be required by and consistent with applicable Laws with respect to any Transfer Taxes. Each party will reimburse the other party upon demand and proof of payment for any amounts paid by the other party for which such party is responsible under this Section 9.1.

9.2 Cooperation. Atlas and AHD shall provide each other with such assistance as reasonably may be requested by either of them in connection with (i) the preparation of any Tax Return, or (ii) any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes. The Party requesting assistance hereunder shall reimburse the other party for reasonable out-of-pocket expenses incurred in providing such assistance.

9.3 Tax Effect of Indemnification Payments Cooperation. All indemnification payments made pursuant to this Article IX or Article XII below shall be treated for all Tax purposes as adjustments to the Consideration.

9.4 Survival of Obligations. Notwithstanding any other provisions of the Agreement, the obligations of the parties set forth in this Article IX shall be unconditional and absolute, shall not be subject to any limitation contained in Article XII and shall remain in effect until ninety (90) days after the expiration of the applicable statutes of limitations (including extensions thereof).

9.5 Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement, the rights and obligations of the Parties with respect to indemnification for Taxes shall be governed by this Article IX and shall not be governed by Article XII.

ARTICLE X

CONDITIONS TO OBLIGATIONS TO CLOSE

10.1 Conditions to Each Party’s Obligation to Effect the Transactions. The obligations of Atlas, on the one hand, and AHD and AHD GP, on the other hand, to consummate the Transactions are subject to the satisfaction (or waiver by Atlas and AHD GP, if permissible under applicable Law) of the following conditions:

(a) No Injunctions/No Illegality. No Governmental Entity of competent jurisdiction shall have issued or promulgated an Order or taken any other action enjoining or otherwise preventing the consummation of any of the Transactions. No applicable Law shall have been enacted, entered, enforced, issued or put in effect that prohibits or makes illegal the consummation of any of the Transactions.

(b) Written Consent Information Statement. The Written Consent Information Statement shall have been mailed to the AHD Limited Partners and 20 days shall have elapsed from such mailing.

(c) NYSE Listing of AHD Common Units. The AHD Common Units to be distributed in the AHD Distribution (including the New AHD Common Units) will continue to have been accepted for listing on the New York Stock Exchange, subject to official notice of issuance.

(d) Registration Statement. If, pursuant to Section 7.7(c), a registration statement is filed with the SEC with respect to the AHD Distribution, such registration statement shall have been declared effective by the SEC under the Securities Act and no stop orders suspending the effectiveness of such registration statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

10.2 Conditions to the Obligations of AHD and AHD GP. The obligations of AHD and AHD GP to consummate the Transactions are subject to the satisfaction (or waiver by AHD GP, if permissible under applicable Law) of the following further conditions

(a) Representations and Warranties. (i) The representations and warranties of Atlas set forth in Section 5.2(a), (b) and (c), 5.6 and 5.10 shall be true and correct in all material respects as of the date hereof and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date); and (ii) the other representations and warranties of Atlas in this Agreement shall be true and correct as of the date hereof and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date), unless, in the case of this clause (ii), the failure of the representations and warranties to be true and correct (without giving effect to any limitation or qualification in the representation or warranty as to “materiality” or “Material Adverse Effect”), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(b) Performance of Obligations of Atlas. Atlas shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Closing.

(c) Officer’s Certificate. Atlas shall have delivered to AHD a certificate executed on behalf of Atlas by an executive officer of Atlas, certifying that each of the conditions specified in Sections 10.2(a) and 10.2(b) has been satisfied.

10.3 Conditions to the Obligations of Atlas. The obligations of Atlas to consummate the Transactions are subject to the satisfaction (or waiver by Atlas, if permissible under applicable Law) of the following further conditions:

(a) Representations and Warranties. (i) The representations and warranties of AHD set forth in Sections 6.4 and 6.6 shall be true and correct in all material respects as of the date hereof and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date); and (ii) the other representations and warranties of AHD in this Agreement shall be true and correct as of the date hereof and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date), unless, in the case of this clause (ii), the failure of the representations and warranties to be true and correct (without giving effect to any limitation or qualification in the representation or warranty as to “materiality” or “material adverse effect”), individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on Atlas’s ability to timely consummate the transactions contemplated by this Agreement.

(b) Performance of Obligations of AHD and AHD GP. AHD and AHD GP shall each have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Closing.

(c) Officer’s Certificate. AHD shall have delivered to Atlas a certificate executed on behalf of AHD and AHD GP by an executive officer of AHD GP, certifying that each of the conditions specified in Sections 10.3(a) and 10.3(b) has been satisfied.

(d)	Closing of the Merger and the Laurel Mountain Acquisition.

(i) All of the conditions to the obligations of Chevron, Merger Sub and Atlas under Article VII of the Merger Agreement to consummate the Merger (except for any condition that any of the Transactions or the Laurel Mountain Transaction has been consummated and for any condition that can be satisfied only as of the closing of the Merger) shall have been satisfied or waived in accordance with the terms thereof, and Chevron, Merger Sub and Atlas shall otherwise be ready, willing and able (including with respect to access to financing) to consummate the Merger promptly after the consummation of the AHD Distribution and promptly after the consummation of the Sale.

(ii) All of the conditions to the obligations of Atlas, ATN and APL under Article VI of the Laurel Mountain Purchase Agreement to consummate the Laurel Mountain Acquisition (except for any condition that any of the Transactions has been consummated and for any condition that can be satisfied only as of the closing of the Laurel Mountain Acquisition) shall have been satisfied or waived in accordance with the terms thereof, and Atlas, ATN and APL shall otherwise be ready, willing and able (including with respect to access to financing) to consummate the Laurel Mountain Acquisition simultaneously with the consummation of the Sale.

10.4 Frustration of Closing Conditions. None of Atlas, AHD or AHD GP may rely on the failure of any condition set forth in Section 10.1, Section 10.2 or Section 10.3, as applicable, to be satisfied to excuse performance by such Party of its obligations under this Agreement to consummate the Transactions if such failure was caused by such Party’s failure to act in good faith and in compliance with its obligations under the terms of this Agreement.

ARTICLE XI

TERMINATION

11.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing (with any termination by AHD GP also being an effective termination by AHD):

(a) by mutual written consent of Atlas and AHD GP, by action of each of their respective boards of directors; or

(b) by either Atlas or AHD GP:

(i) if (A) the Transactions shall not have been consummated on or before September 30, 2011 (the “Outside Date”); provided, however, that, if the Transactions shall not have occurred by September 30, 2011, and a New Merger Agreement shall have been executed, then, the Outside Date shall become November 30, 2011; and (B) the Party seeking to terminate this Agreement pursuant to this Section 11.1(b)(i) shall not have breached its obligations in any material respect under this Agreement in any manner that shall have proximately caused or resulted in the failure of the Transactions to have been consummated by such date; or

(ii) if an Order shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions and such Order shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 11.1(b)(ii) shall have complied with its obligations pursuant to Section 7.1 with respect to such Order; or

(c) by AHD GP, if (i) (A) any of the representations or warranties of Atlas herein shall be untrue or inaccurate on the date of this Agreement or shall thereafter become untrue or inaccurate, or (B) Atlas shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, in each case such that any condition set forth in Section 10.2(a) or 10.2(b) would not be satisfied; and (ii) such untruth, inaccuracy, breach or failure to perform is not curable by the Outside Date; or

(d)	by Atlas:

(i) if (A) (x) any of the representations or warranties of AHD herein shall be untrue or inaccurate on the date of this Agreement or shall thereafter become untrue or inaccurate, or (y) AHD or AHD GP shall have breached or failed to perform any of their respective covenants or agreements set forth in this Agreement, in each case such that any condition set forth in Section 10.3(a) or 10.3(b) would not be satisfied, and (B) such untruth, inaccuracy, breach or failure to perform is not curable by the Outside Date; or

(ii) if the Merger Agreement is terminated.

The Party desiring to terminate this Agreement pursuant to this Section 11.1 shall give notice of such termination and the provisions of this Section 11.1 being relied on to terminate this Agreement to the other Parties.

11.2 Effect of Termination. In the event of any termination of this Agreement as provided in Section 11.1, the obligations of the Parties hereunder shall terminate (except for the provisions of this Section 11.2 and Article XIII hereof, each of which shall remain in full force and effect), and there shall be no liability on the part of any Party hereto except liability arising from fraud or a deliberate or willful breach of this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at Law or in equity.

ARTICLE XII

SURVIVAL AND INDEMNIFICATION

12.1 Survival Periods. All representations and warranties, and all covenants that contemplate or may involve actions to be taken or obligations in effect prior to the Closing, in each case contained in this Agreement or in any Schedule to this Agreement, or in any certificate, document or other instrument delivered in connection with this Agreement, and the right to commence any claim with respect thereto under Section 12.2(a) or 12.3(a), shall terminate and cease to be of further force and effect as of the date that is 12 months after the Closing Date; provided that (i) the representations and warranties set forth in Sections 5.2(a), (b) and (c), Section 5.6, 5.10, 6.4 and 6.6 shall survive indefinitely and (ii) the representations and warranties set forth in clause (ii) of the second sentence of Section 5.4, Sections 5.9, 5.11, 5.12, 5.13, 5.14 and 5.15 (the “Terminating Representations”) shall terminate as of the Closing. Those covenants that contemplate or may involve actions to be taken or obligations in effect at or after the Closing shall survive in accordance with their terms. Notwithstanding the foregoing, any covenant, agreement, representation, warranty or other matter in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to this Section 12.1 (other than with respect to the Terminating Representations, which will terminate as of the Closing), if notice of the inaccuracy or breach thereof or other matter giving rise to such right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time.

12.2 Indemnification by Atlas. Subject to Section 12.5, from and after the Closing Date, Atlas shall indemnify and hold harmless AHD and each other member of the AHD Group, each of their respective directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “AHD Indemnified Parties”) from and against any and all Losses to the extent resulting from or arising out of:

(a) any breach or inaccuracy of any representation or warranty (other than the Terminating Representations) of Atlas contained in this Agreement or in any certificate delivered pursuant to this Agreement;

(b) any breach of any covenant or agreement contained in this Agreement to be performed by Atlas; or

(c) other than any Liability indemnifiable by AHD under Section 9.1 or 12.3, any Retained Liability.

12.3 Indemnification by AHD. Subject to Section 12.5, from and after the Closing Date, AHD shall indemnify and hold harmless Atlas and each other member of the Atlas Group, each of their respective directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Atlas Indemnified Parties” and together with AHD Indemnified Parties the “Indemnified Parties”) from and against any and all Losses resulting from or arising out of:

(a) any breach or inaccuracy of any representation or warranty of AHD contained in this Agreement or in any certificate delivered pursuant to this Agreement;

(b) any breach of any covenant or agreement contained in this Agreement to be performed by AHD; or

(c) other than any Liability indemnifiable by Atlas under Section 9.1 or 12.2, any Assumed Liabilities.

12.4 Third-Party Claims. If a claim by a third party is made against an Indemnified Party, and if such Indemnified Party intends to seek indemnity with respect thereto under this Article XII, such Indemnified Party, shall promptly notify AHD, if an Atlas Indemnified Party, or Atlas, if an AHD Indemnified Party (AHD or Atlas, as the case may be, the “Indemnifying Party”), of such claims. The failure to provide such notice shall not result in a waiver of any right to indemnification hereunder except to the extent that the Indemnifying Party is actually materially prejudiced by such failure. The Indemnifying Party shall have 30 days after receipt of such notice to elect to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof (provided that the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in respect of such claim), and the Indemnified Party shall cooperate with it in connection therewith. Notwithstanding the foregoing, an Indemnified Party shall have the right to employ separate counsel at the Indemnifying Party’s expense if the named parties to any such proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable expenses of such counsel shall be at the expense of the Indemnifying Party). Notwithstanding the foregoing, in no event shall an Indemnifying Party be required to pay the expenses of more than one (1) separate counsel. The Indemnified Party shall not pay or settle any claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such claim; provided that, in such event, it shall waive any right to indemnity therefor by the Indemnifying Party. The Indemnifying Party shall not, except with the consent of the Indemnified Party, enter into any settlement that does not include as an unconditional term thereof the giving by the person or persons asserting such claim to all Indemnified Parties of unconditional release from all liability with respect to such claim or consent to entry of any judgment or that imposes injunctive or equitable relief.

12.5	Limitations.

(a) No indemnity shall be payable to the AHD Indemnified Parties under Section 12.2(a) with respect to any claim resulting from any breach or inaccuracy of any representation or warranty, unless and until the aggregate of all Losses due from Atlas exceeds $5,000,000, in which event all Losses so due in excess of such amount shall be paid in full by Atlas; provided that the aggregate amount payable by Atlas under Section 12.2(a), with respect to claims resulting from any breach or inaccuracy of a representation or warranty, shall not exceed $25,000,000. Notwithstanding anything to the contrary contained in this Agreement, Atlas shall not be required to indemnify any AHD Indemnified Party with respect to any Loss (or series of related Losses) incurred by or asserted by reason of any breach of any representation, warranty or covenant contained in this Agreement if the Loss (or series of related Losses) from such breach is less than $50,000, nor shall any such Losses be included in the calculation of the amounts specified in this Section 12.5(a). The limitations set forth in this Section 12.5(a) shall not apply with respect to the representations and warranties set forth in Sections 5.2(a), (b) and (c), 5.6 and 5.10.

(b) No indemnity shall be payable to the Atlas Indemnified Parties under Section 12.3(a) with respect to any claim resulting from any breach or inaccuracy of any representation or warranty, unless and until the aggregate of all Losses due from AHD exceeds $5,000,000, in which event all Losses so due in excess of such amount shall be paid in full by AHD; provided that the aggregate amount payable by AHD under Section 12.3(a), with respect to claims resulting from any breach or inaccuracy of a representation or warranty, shall not exceed $25,000,000. Notwithstanding anything to the contrary contained in this Agreement, AHD shall not be required to indemnify any Atlas Indemnified Party with respect to any Loss (or series of related Losses) incurred by or asserted by reason of any breach of any representation, warranty or covenant contained in this Agreement if the Loss (or series of related Losses) from such breach is less than $50,000, nor shall any such Losses be included in the calculation of the amounts specified in this Section 12.5(b). The limitations set forth in this Section 12.5(b) shall not apply with respect to the representations and warranties set forth in Sections 6.4 and 6.6.

12.6 Mitigation; Additional Indemnification Provisions. Each Indemnified Party shall use commercially reasonable efforts to mitigate any claim or liability that an Indemnified Party asserts under this Article XII. For purposes of this Agreement, Losses shall be net of any Tax Benefit actually realized (either by cash refund or actual reduction of Taxes otherwise payable) net of any Tax Detriment actually realized (either by a reduction in cash refund or increase in Taxes otherwise payable) by the Indemnified Party or its Affiliates during or prior to the Tax period in which the indemnification payment is made arising in connection with the accrual, incurrence or payment of any such Losses. The Indemnified Party shall use commercially reasonable efforts (exercising its reasonable discretion in relation to the availability of such Tax Benefit and ability not to suffer such Tax Detriment) to claim such Tax Benefit and not suffer such Tax Detriment. For purposes of this Agreement, Losses shall be calculated after giving effect to any amounts recovered from third parties, including amounts recovered under insurance policies with respect to such Losses, net of any costs to recover such amounts. Any Indemnified Party having a claim under these indemnification provisions shall make a good-faith effort to recover all losses, costs, damages and expenses from insurers of such Indemnified Party under applicable insurance policies so as to reduce the amount of any Losses hereunder; provided that actual recovery of any insurance shall not be a condition to the Indemnifying Party’s obligation to make indemnification payments to the Indemnified Party in accordance with the terms of this Agreement. If the Indemnifying Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for Loss, after an indemnification payment by the Indemnifying Party has been made for such Loss, then the Indemnified Party shall promptly reimburse the Indemnifying Party for such indemnification payment up to the amount so received or realized by the Indemnified Party. No Indemnified Party will, in any event, be entitled to any incidental, indirect, consequential, special, exemplary or punitive damages, including damages for lost profits or opportunity costs or damages based upon a multiple of earnings or other financial measure (other than any such damages payable to third parties).

12.7 Exclusive Remedies. Except with respect to the matters covered by Article II and Section 13.12, the Parties acknowledge and agree that, following the Closing, the indemnification provisions of Sections 12.2 and 12.3 shall be the sole and exclusive monetary remedies of the Parties (other than in the case of fraud), respectively, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of, or in connection with, any breach of any representation or warranty in this Agreement by another Party or any failure by such other Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, by such other Party prior to the Closing. Without limiting the generality of the foregoing, the Parties to this Agreement hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

ARTICLE XIII

MISCELLANEOUS

13.1 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), or by confirmed facsimile transmission, addressed as follows:

(a)	if to AHD or AHD GP, to:

Atlas Pipeline Holdings, L.P.

1845 Walnut Street

Philadelphia, PA

Facsimile: (918) 925-3851

Attention: Chief Legal Officer

(b)	if to Atlas or ATN, to:

Atlas Energy, Inc.

Westpointe Corporate Center One

1550 Coraopolis Heights Road

Moon Township, PA

Facsimile: (215) 761-0457

Attention: General Counsel

or to such other address or facsimile number for a Party as shall be specified in a notice given in accordance with this section; provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided further that notice of any change to the address pursuant to this Section 13.1 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 13.1.

13.2 Interpretation. When a reference is made in this Agreement to Sections, Articles, or Exhibits, such reference shall be to a Section or Article of or Exhibit to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” unless otherwise specified. The words “hereby,” “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The term “or” shall not be deemed to be exclusive. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The words describing the singular number shall include the plural and vice versa and words denoting any gender shall include all genders. References to a Person are also to its successors and permitted assigns. Reference to any agreement (including this Agreement), document or instrument shall mean such agreement, document or instrument as amended, modified or supplemented (including by waiver or consent) and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

13.3 Amendment. Any provision of this Agreement may be amended or supplemented if such amendment or supplement is in writing and signed by the Parties hereto. This Agreement may not be amended or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties in interest at the time of the amendment.

13.4 Extension; Waiver. The Parties may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein of the other Party or Parties contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. No failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Except as otherwise provided herein, the rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

13.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received counterparts thereof signed and delivered (by confirmed facsimile transmission or electronic mail or otherwise) by the other Parties hereto.

13.6	Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Exhibits and the Parties’ disclosure schedules hereto) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

(b) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any right or remedy hereunder, other than with (i) respect to the provisions of Article XII, which shall inure to the benefit of the Persons benefiting therefrom, who are hereby intended to be third-party beneficiaries thereof and (ii) prior to the Merger, the provisions of Section 13.12 applicable to Atlas and/or ATN’s and/or ATN’s right to specific performance to require APL and APL Sub to comply with their obligations under this Agreement shall be enforceable by Chevron and its successors and assigns.

13.7 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

13.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

13.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any conflicts of Law rules (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

13.10 Exclusive Jurisdiction for Disputes. The Parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any Party or any of its Affiliates or against any Party or any of its Affiliates) shall only be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware State court, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 13.1 shall be deemed effective service of process on such Party.

13.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

13.12 Specific Performance. The Parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties and, to the extent set forth in Section 13.6(b), Chevron, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

13.13	Expenses.

(a) Except as set forth in this Section 13.13, whether or not the Transactions are consummated, all costs and expenses incurred in connection with the Transactions, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such expenses.

(b) Notwithstanding anything to the contrary in this Section 13.13, after the date hereof and prior to the Closing, upon request of AHD and AHD GP, Atlas shall pay, or loan AHD or AHD GP sufficient funds to pay, costs, fees and expenses incurred by AHD and AHD GP (including the reasonable fees and expenses of its counsel, financial advisor and financing sources) in connection with the investigation, negotiation and execution of this Agreement and the transactions contemplated hereby and to make any required payments under Section 7.7(b) of the AHD LPA; provided that in no event shall Atlas’ aggregate payment obligation under this sentence exceed $5 million (the aggregate amount paid or loaned by Atlas pursuant to this sentence, the “AHD Expense Payments”). If the Closing shall occur, then the aggregate amount of AHD Expense Payments shall be repaid by AHD to Atlas, either as a cash payment at Closing or as an offset to the Estimated Cash Amount paid by Atlas to AHD at the Closing. Notwithstanding anything to the contrary in this Section 13.13, if this Agreement is terminated (other than pursuant to Section 11.1(d)(i)), neither AHD nor AHD GP shall be obligated to repay Atlas or any Atlas Subsidiary any AHD Expense Payments, and, if the aggregate AHD Expense Payments is less than $5 million, Atlas shall pay, or reimburse AHD and AHD GP for, all reasonable out-of-pocket fees and expenses that are in excess of the AHD Expense Payments that are incurred by AHD and AHD GP (including the reasonable fees and expenses of its counsel, financial advisor and financing sources) in connection with the investigation, negotiation and execution of this Agreement and the transactions contemplated hereby; provided that in no event shall the sum of the aggregate AHD Expense Payments and the aggregate payment obligation under this sentence exceed $5 million.

13.14 Obligations of Atlas. In the event Atlas or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Atlas assume the obligations set forth in this Agreement.

13.15 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Closing, if requested by Atlas, the Parties will cooperate in good faith to revise the structure of the Transactions or the Purchased Entity Restructuring or otherwise revise the method of effecting the Transactions or the Purchased Entity Restructuring; provided, however, that (1) such revision does not alter or change the kind or amount of consideration to be delivered to Atlas, (2) such revised structure or method does not materially delay consummation of the transactions contemplated by this Agreement in relation to the structure contemplated herein, (3) such revision does not, and is not reasonably likely to, otherwise cause any of the conditions set forth in Article X not to be capable of being fulfilled (unless duly waived by the Party entitled to the benefits thereof) and (4) such revision does not diminish or otherwise adversely affect any rights or benefits accruing, or expected to accrue, to, or expand or otherwise adversely affect any Liabilities, burdens or obligations of, AHD or the AHD Group under this Agreement or any of the Ancillary Agreements. The Parties agree to cooperate in good faith to appropriately amend this Agreement and any related documents in order to reflect any such revised structure or method.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

ATLAS ENERGY, INC.

By:	/s/ Jonathan Z. Cohen
Name: Jonathan Z. Cohen
Title: Vice Chairman

ATLAS ENERGY RESOURCES, LLC

By:	/s/ Jonathan Z. Cohen
Name: Jonathan Z. Cohen
Title: Vice Chairman

ATLAS PIPELINE HOLDINGS, L.P.
By:	Atlas Pipeline Holdings GP, LLC, its
General Partner

By:	/s/ Eugene N. Dubay
Name: Eugene N. Dubay
Title: President

ATLAS PIPELINE HOLDINGS GP, LLC

By:	/s/ Eugene N. Dubay
Name: Eugene N. Dubay
Title: President

[Signature Page to Transaction Agreement]